Exhibit 99.1

RICHMONT MINES INC.
ANNUAL INFORMATION FORM

2016

March 22, 2017

Table of contents

TERMINOLOGY				4
DEFINITIONS				4
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS				6
CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND JUDGMENTS, AND CONCERNING LESS COMPLETE AND TIMELY INFORMATION				7
I	INCORPORATION			8
II	GENERAL DEVELOPMENT OF THE BUSINESS			8
	A.	General		8
	B.	Three-Year History		8
	C.	2017 Trends		13
	D.	Risk Factors		14
III	DESCRIPTION OF THE BUSINESS			22
	A.	Ontario Division		22
	1.	Island Gold Mine, Dubreuilville, Ontario, Canada		22
		1.1.	Location and Property Description	22
		1.2.	Description of Mining Rights	22
		1.3.	Summary of Agreements	23
		1.4.	Ownership of Mining Rights	23
		1.5.	Mining Royalties	24
		1.6.	Environmental Obligations and Permits	24
		1.7.	Infrastructure	25
		1.8.	Location of Mineralized Zones	25
		1.9.	Accessibility	25
		1.10.	Climate	25
		1.11.	Local Resources and Infrastructure	25
		1.12.	Physiography	26
		1.13.	Exploration History	26
		1.14.	Geological Setting	26
		1.15.	2016 Results	27
		1.16.	Mineral Reserve and Mineral Resource Estimates	31
		1.17.	Mining Operations and Metallurgy	34
	B.	Quebec Division		35
	1.	Beaufor Mine, Val-d’Or, Quebec, Canada		35
		1.1.	Location and Property Description	35
		1.2.	Description of Mining Titles	35
		1.3.	Ownership of Mining Titles	35
		1.4.	Mining Royalties	36
		1.5.	Environmental Obligations and Permits	36
		1.6.	Infrastructure	37
		1.7.	Location of Mineralized Zones	37
		1.8.	Accessibility	37
		1.9.	Climate	37
		1.10.	Local Resources and Infrastructure	37
		1.11.	Physiography	37
		1.12.	Exploration History	38
		1.13.	Geological Setting	38
		1.14.	2016 Results	39

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page ii

		1.15.	Mineral Reserve and Mineral Resource Estimates	41
		1.16.	Mining Operations and Metallurgy	44
		1.17.	W Zone Mine	44
	2.	Monique Mine, Val-d’Or, Quebec, Canada		44
	C.	Exploration Projects and Other Properties		45
	1.	General		45
	2.	Francoeur Property, Rouyn-Noranda, Quebec, Canada		46
	3.	Wasamac, Rouyn-Noranda, Quebec, Canada		46
		3.1.	Location and Property Description	46
		3.2.	Description of Mining Rights	46
		3.3.	Ownership of Mining Rights	46
		3.4.	Mining Royalties	46
		3.5.	Location of Mineralized Zones	46
		3.6.	Exploration History	46
		3.7.	Geological Setting	47
		3.8.	Drilling	47
		3.9.	Mineral Resource Estimates	47
	D.	National Instrument 43-101 – Standards of Disclosure of Mineral Projects		48
	E.	Table of Mineral Reserves and Resources		49
	F.	Other Aspects of the Business		50
	1.	Camflo Mill Inc		50
	2.	Environmental Obligations and Permits		50
	3.	Gold Marketing and Sales		50
	4.	Environment		51
		4.1.	Quebec & Ontario	51
	5.	Employees		52
IV	CONSOLIDATED FINANCIAL INFORMATION			52
	A.	For the Last Three Fiscal Years		52
	B.	Dividend Policy		52
V	CAPITAL STRUCTURE			53
VI	DIRECTORS AND OFFICERS			55
VII	AUDIT COMMITTEE			56
	A.	Audit Committee’s Charter		56
	B.	Composition of the Audit Committee		56
	1.	Relevant Education and Experience		56
	2.	Reliance on Certain Exemptions		56
	3.	Audit Committee Oversight		57
	4.	Pre-Approval Policies and Procedures		57
	5.	External Auditor Service Fees		57
		5.1.	Audit Fees	57
		5.2.	Audit-Related Fees	57
		5.3.	Taxation Fees	57
		5.4.	All Other Fees	57
VIII	LEGAL PROCEEDINGS AND REGULATORY ACTIONS			58
IX	REGISTRAR AND TRANSFER AGENT			58
X	MATERIAL CONTRACTS			58
XI	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS			59
XII	EXPERTS’ INTERESTS			60
XIII	ADDITIONAL INFORMATION			60

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page iii

(All dollar figures are in thousands of Canadian dollars, except per share and per ounce data, and unless otherwise stated)

TERMINOLOGY

Unless otherwise specified, all units of measurement used in this report are expressed according to the metric system. The most commonly used conversion factors and their respective abbreviations are shown below:

1 troy ounce (oz) = 31.1035 grams (g)
1 metric tonne (t) = 1.1023 short ton (st)
1 metre (m) = 3.28 feet

Au: gold
g/t: gram per metric tonne
ha: hectare
NSR: Net Smelter Return
t/d: metric tonnes per day
cm: centimetre
mm: millimetre
kg: kilogram
g: gram
t/m3: metric tonnes per cubic metre
km: kilometre
NPI: Net profit interest

DEFINITIONS

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 4

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

Non-IFRS Financial Performance Measures

Adjusted net earnings, adjusted net earnings per share, cash cost per ounce, operating cash flow per share, net free cash flow, net free cash flow per share and all-in sustaining costs are Non-International Financial & Reporting Standards (IFRS) performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted net earnings and adjusted net earnings per share are measures that management uses to assess the operating performance of the Corporation without the impact of unusual items because they affect the comparability of the financial results and could potentially distort the evaluation of its business performance. The 2016 adjusted net earnings exclude changes in asset retirement obligations at closed sites and changes in deferred share units liability due to changes in stock price. The 2015 adjusted net earnings exclude changes in asset retirement obligations at closed sites.

The net free cash flow and net free cash flow per share are comprised of the Corporation’s operating cash flow after changes in non-cash working capital, less investments in property, plant and equipment.

Cash cost is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash costs per ounce based on ounces sold. Cash costs include mine site operating costs, administration, royalties and by-product credits but are exclusive of depreciation, accretion expense, interest on capital leases, capital expenditures and exploration and project evaluation costs. In 2016, cash costs per ounce calculation has been revised to include by-product credits and exclude interest on capital leases. Prior year cash costs have been restated to reflect these changes and to remain comparable with 2016.

All-in sustaining costs or “AISC” is an extension of the existing “cash costs” metrics and incorporates costs related to sustaining production. The Corporation believes that, although relevant, the cash costs measure does not capture the sustaining expenditures incurred, and therefore, may not present a complete picture of the Corporation’s operating performance or its ability to generate free cash flows from its operations. AISC includes cost of sales, excluding depreciation, and includes by-product credits, sustaining capital expenditures, sustaining exploration and evaluation costs, corporate general and administrative costs, and environmental rehabilitation accretion and depreciation.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 5

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements. These statements relate to future events or the Corporation’s future performance, and, as a result, act only as forecast. All statements made in this Annual Information Form other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Annual Information Form may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information that may become outdated as a result of new information, future events or otherwise. Forward-looking statements in this Annual Information Form speak only as of the date of this Annual Information Form or as of the date specified in the documents incorporated by reference herein and include, but are not limited to, statements with respect to:

  the future price of gold;

  the estimation of Mineral Reserves and Resources;

  the realization of mineral estimates;

  the timing and amount of estimated future production;

  costs of production;

  capital expenditures;

  costs and timing of the development of new deposits;

  exploration activities;

  permitting time lines;

  currency fluctuations;

  requirements for additional capital;

  use of proceeds;

  government regulation of mining operations;

  environmental risks;

  unanticipated reclamation expenses;

  availability of qualified workforce;

  title disputes or claims; and

  limitations on insurance coverage and timing and possible outcome of pending litigation.

Actual results may therefore vary materially from the expectations expressed by the Corporation and depend on a number of factors. The factors include, but are not limited to:

  integration of acquisitions;

  risks related to joint venture operations;

  actual results of current exploration activities;

  actual results of current rehabilitation activities;

  conclusions of economic evaluations;

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 6

  changes in project parameters as plans continue to be refined;

  possible variations in ore grade or recovery rates;

  failure of plant, equipment or processes to operate as anticipated;

  accidents, labour disputes and other risks of the mining industry;

  delays in obtaining governmental approvals, financing, or delays in the completion of development or construction activities;

  risks related to governmental regulations, including environmental regulations;

  fluctuations in commodity prices;

  currency fluctuations;

  litigation risks and the inherent uncertainty of litigation costs; and

  risks pertaining to any fixed-price gold forward sales hedge program the Corporation may undertake.

The information contained in this Annual Information Form, including the information set forth under the heading “Risk Factors”, identifies additional factors that could affect the operations, results and performance of Richmont Mines Inc. We urge you to carefully consider these factors.

Readers are cautioned that the foregoing list of factors is not exhaustive and it is recommended that readers consult the more complete discussion of risks and uncertainties facing the Corporation included in this Annual Information Form. See “Risk Factors”. The forward-looking statements contained in this Annual Information Form and the documents incorporated by reference herein are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING RESOURCE ESTIMATES AND CIVIL LIABILITIES AND
JUDGMENTS, AND CONCERNING LESS COMPLETE AND TIMELY INFORMATION

Mineral Resource Estimates

The Mineral Resource estimates in this Annual Information Form were prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Annual Information Form, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 40-F are residents of Canada. Also, all of the Corporation's assets and most of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 7

As a “foreign private issuer”, the Corporation is exempt from the Section 14 proxy rules and Section 16 of the U.S. Securities Exchange Act of 1934 and this may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data in this regard.

Compliance with Canadian Securities Regulations

This Annual Information Form is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as promulgated by the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 40-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from the Corporation (free of charge) or from the SEC’s website at http://sec.gov/edgar.shtml under the Corporation’s profile.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation, and to disclose any interest they may have in any project or opportunity of the Corporation. In addition, each of the directors is required by law to declare his or her interest in and refrain from voting on any matter in which he or she may have a conflict of interest, in accordance with applicable laws.

I INCORPORATION

Richmont Mines Inc. (“Richmont Mines”, “Richmont” or the “Corporation”) was incorporated pursuant to Part IA of the Companies Act (Quebec) (the “Companies Act”), on February 12, 1981, under the corporate name of Rouyn Mining Resources Inc. (“RMR”). By certificates of amendment dated February 10, 1987 and June 20, 1991, respectively, the Corporation’s articles were amended to change its corporate name to Richmont Mines Inc., now governed by the Business Corporations Act (Quebec). The head office, which is the principal place of business of the Corporation and registered office, is located at 161, avenue Principale, Rouyn-Noranda, Quebec, J9X 4P6. Richmont Mines Inc. has an office in Toronto, located at 181 Bay Street, Suite 810, Bay Wellington Tower, Brookfield Place, Toronto, Ontario, M5J 2T3. The Corporation’s shares are listed on the Toronto Stock Exchange (TSX) and on January 18, 2017, the Corporation transferred the listing of its shares from the NYSE MKT to the New York Stock Exchange (NYSE), under the “RIC” trading symbol.

Richmont Mines holds all of the shares of Camflo Mill Inc., a corporation incorporated under the Canada Business Corporations Act, all of the shares of Patricia Mining Corporation (“Patricia Mining”), a corporation continued under the Business Corporation Act (Ontario) and all of the shares of Louvem Mines Inc. (“Louvem”), a corporation incorporated under the Companies Act (Quebec) now governed by the Business Corporations Act (Quebec).

II GENERAL DEVELOPMENT OF THE BUSINESS

A.	General

Richmont Mines is principally engaged in activities related to the acquisition, exploration, development and operation of mineral properties. The Corporation began its exploration activities in northwestern Quebec in the spring of 1984. During the following years, it acquired a portfolio of properties with gold-bearing potential with a view to development and commercial operation.

B.	Three-Year History

Richmont Mines currently produces gold from the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. The Corporation is also advancing development at an accelerated rate of the mineralized extension at depth of the Island Gold Mine in Ontario.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 8

On January 28, 2014, Richmont Mines announced an increase in Indicated and Inferred gold resources at its Island Gold Deep Project. Previously reported Inferred resources containing 771,000 ounces of gold were upgraded to Indicated resources of 456,000 tonnes at an average grade of 11.52 g/t for 169,000 ounces of gold, and Inferred resources were increased to 3,200,000 tonnes at an average grade of 9.29 g/t for 955,000 ounces of gold. The increase continued to indicate Island Gold Deep’s potential to be developed into an important high grade and long life contributor to Richmont’s Island Gold Mine.

On February 11, 2014, Richmont Mines announced updated corporate Mineral Reserve and Resource estimates as of December 31, 2013, along with forecasted 2014 production, capital expenditures and exploration budget. The Corporation also announced that, as a result of a downward adjustment to the W Zone Mine, a Quebec Division, reserve base, it would incur a $13.5 million non-cash write-down on the W Zone Mine in the fourth quarter of 2013.

On April 1, 2014, Richmont Mines announced that an updated NI 43-101 technical report was filed for the Corporation’s Island Gold Mine Property, which encompassed the producing Island Gold Mine and the Island Gold Deep resource located directly below. As per this update, the Island Gold Mine Property contained estimated Proven and Probable Reserves of 143,506 gold ounces (733,347 tonnes grading 6.09 g/t Au), Measured and Indicated resources of 233,330 ounces of gold (739,700 tonnes grading 9.81 g/t Au) and Inferred resources of 1,037,327 ounces of gold (3.6 million tonnes grading 9.07 g/t Au) as of December 31, 2013.

On April 23, 2014, Richmont Mines announced that it has closed the bought deal financing previously announced on April 3, 2014. The Corporation issued a total of 8.05 million common shares at a price of CAN$1.45 per share, including the entire over-allotment option of 1.05 million common shares, on a bought-deal basis, for aggregate gross proceeds of CAN$11.67 million (the “Offering”), through a syndicate of underwriters led by Macquarie Capital Markets Canada Ltd. and including BMO Nesbitt Burns Inc., CIBC World Markets Inc. and Desjardins Securities Inc. (the "Offering"). The proceeds from the Offering were to be used for working capital and general corporate purposes.

On April 24, 2014, Richmont Mines announced that access to the upper portion of the Island Gold Deep resource had been achieved with approximately 130 metres of development into the C Zone, on claims that are 100% owned by the Corporation, at a vertical depth of 560 metres (the 560 level). An approximate 92 metre length of this development was mineralized, and reconciled well with the previously established resource. Chip sample results (face) obtained for the C mineralized zone during lateral drift development over the 92 metres averaged a cut grade of 12.73 g/t over an average width of 2.92 metres. This grade was seen as indicative, as the capping value used (75 g/t) needed to be confirmed by further studies. Results from definition drilling completed within the deep resource offer additional confirmation of prior exploration data for Island Gold Deep. Approximately 5,000 metres of definition drilling had been completed in the upper part of the C zone resource at 25 metre spacing, and results enabled a better definition of the resource limits for both the C and B zones. Ramp development was ahead of schedule and was at the 610 metre level, and was on pace to reach a depth of 635 metres before year-end.

On July 2, 2014, Richmont Mines announced that Mr. Paul Carmel, Richmont’s President and Chief Executive Officer, was relieved of his duties with the Corporation effective immediately. Ms. Elaine Ellingham was appointed interim President and CEO.

On August 5, 2014, Richmont Mines announced that it signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was to be acquired by Richmont in return for a 3% Net Smelter Return (“NSR”) royalty that is payable on 100% of the mineral production from the four claims. The transaction was closed on August 6, 2014, resulting in consolidation of Richmont’s ownership of the Island Gold Mine property.

On September 15, 2014, Richmont Mines Inc. announced that it would be commencing an additional exploration drilling program from surface to test part of the down plunge projection of the Island Gold deposit. This was in addition to the remaining budgeted 2014 exploration and definition drill programs that was currently underway from underground. The new program consisted of four diamond drill holes for approximately 4,800 metres at an estimated cost of $0.5 million.

On September 25, 2014, Richmont Mines Inc. announced that the Board of Directors has promoted Nicole Veilleux to Vice-President, Finance. The Corporation concurrently announced that Pierre Rougeau, Chief Financial Officer, resigned from the Corporation to pursue other opportunities.

On September 30, 2014, Richmont Mines Inc. announced an accelerated and expanded development plan for the estimated 1.1 million ounce Inferred Resource extension below the Corporation’s Island Gold Mine in Ontario, as well as chip sampling results from lateral development on the 535 and 585 metre levels of the mine.

On October 17, 2014, Richmont Mines Inc. announced the appointment of Mr. Renaud Adams to the position of President and Chief Executive Officer effective November 15, 2014.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 9

On October 17, 2014, Richmont Mines Inc. announced the resignation of Dr. James Gill from the Corporation’s Board of Directors, effective October 17, 2014.

On January 8, 2015, Richmont Mines Inc. provided results from its deep exploration drilling that was announced in September 2014 to test part of the down plunge projection of the Island Gold deposit to the east. Highlights included intersections of 19.87 g/t Au over 3.93 metres at a vertical depth of 1,203 metres and 7.44 g/t Au over 8.49 metres at a vertical depth of 858 metres. Richmont also announced a $7.6 million exploration program for Island Gold Mine in 2015.

On January 15, 2015, Richmont Mines Inc. reported 2014 gold production of 95,208 ounces, a 45% increase over 2013. Full details regarding 2014 production and guidance for 2015 were provided, as well as transformational development plans for the Corporation’s 1.1 million gold ounce global higher-grade resource at the Island Gold Mine in Ontario.

On January 20, 2015, Richmont Mines Inc. announced that it entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie”) as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.5 million common shares of the Corporation, on a bought-deal basis, at a price of CAN$4.00 per share (the “Offering Price”) for gross proceeds of CAN$30 million (the “Offering”). The syndicate of underwriters also included CIBC World Markets Inc., National Bank Financial Inc., BMO Capital Markets, TD Securities Inc., and PI Financial Corp. On January 21, 2015, Richmont Mines Inc. announced that it had agreed to increase the size of this bought deal offering to CAN$34 million. Pursuant to a revised agreement, the syndicate of underwriters led by Macquarie Capital Markets Canada Ltd. agreed to purchase on a bought deal basis 8.5 million shares of the Corporation, at a price of CAN$4.00 per share for gross proceeds of CAN$34 million. In addition, the underwriters were granted an over-allotment option to purchase an additional 1.125 million common shares from the corporation, for additional gross proceeds of approximately CAN$4.5 million. This transaction was successfully closed on February 11, 2015.

On February 23, 2015, Richmont Mines Inc. announced the appointment of Mr. Steve Burleton to the position of Vice-President, Business Development.

On February 27, 2015, Richmont Mines Inc. announced that Mr. Rosaire Emond, Chief Operating Officer, decided to leave Richmont to pursue other career opportunities. Mr. Emond’s last day was March 6, 2015. Mr. Renaud Adams, President and CEO, assumed oversight of the operations and the transformational development currently underway at Richmont’s cornerstone Island Gold Mine.

On July 14, 2015, Richmont Mines Inc. announced its plan to proceed with the development of the deeper Q zone at the Beaufor Mine. This was based on a comprehensive analysis of both geological and economic factors. With this development, the life of the Beaufor Mine was extended by two years, with an annual estimated production rate of 20,000 to 25,000 ounces in 2016 and 2017.

On August 6, 2015, Richmont Mines Inc. announced record revenues of CAN$40.6M for the second quarter and increased its production guidance to 87,000 – 95,000 ounces, from 78,000 – 88,000 ounces previously, as a result of strong results realized in the first six months of the year.

On September 10, 2015, Richmont Mines Inc. announced commencement of a 23,000 metre deep directional drill program at its Island Gold Mine to further expand its resources at depth below its current 1.0 million ounce global gold resource. This drill program was to follow up on very encouraging results of a single drill hole from surface announced on January 8, 2015. Refer to the September 10, 2015 press release entitled “Deep drilling to commence at Richmont’s Island Gold Mine to pursue resource expansion potential, following up on 2014 high-grade intersection at depth” for full details.

On September 14, 2015, Richmont Mines Inc. announced its inclusion in the S&P/TSX SmallCap Index, effective after the close of trading on Friday, September 18, 2015.

On September 15, 2015, Richmont Mines Inc. announced strengthening of its executive team with the appointment of Anne Day, as Vice-President, Investor Relations.

On September 16, 2015, Richmont Mines Inc. provided an update on its previously announced 20,000 metre surface exploration program on its Island Gold property to test the east and west extensions of the Island Gold deposit along strike as well as new deposits within the regional Goudreau zone, which hosts the mine’s operations. The updated program included drilling of selected high-priority gold targets identified by the exploration team, based on their previous work and compilations, elsewhere on the highly prospective 77 km2 Island Gold Property. The exploration drilling began earlier that year with 1,800 metres completed at the end of the second quarter. The program was to follow up on high quality gold targets well characterized by the Corporation’s exploration team, while leveraging more advantageous drilling costs. Refer to the September 16, 2015 press release entitled “Richmont Mines Provides an Update on the Surface Step-Out Exploration Drilling to Test Along Strike and Priority Regional Targets on Its Island Gold Mine Property” for full details.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 10

On October 28, 2015, Richmont Mines announced the completion of a Preliminary Economic Assessment (“the PEA”) for its cornerstone Island Gold Mine. The PEA considered an 800 tonne per day mining operation that solely evaluated the December 31, 2014 Mineral Resources that were located in the most continuous portion of the deposit between the 450 metre and 860 metre levels. For the purposes of this PEA, the Corporation had excluded Resources above the 450 metre level, isolated Resource blocks and parallel zones outside the main area of the study. Further ongoing engineering studies are investigating a possible expansion to 1,150 tonnes per day. Refer to the October 28, 2015 press release entitled “Richmont Mines Announces Results of a Preliminary Economic Assessment for a Portion of the Deeper Resources of the Island Gold Mine” for full details.

On December 7, 2015, Richmont Mines announced the appointment of Christian Bourcier to the Richmont executive team as Vice-President, Operations effective January 11, 2016. Christian is responsible for all operational programs for Richmont and is based in Rouyn-Noranda, Quebec.

On December 11, 2015, the Corporation filed an NI 43-101 Technical Report on SEDAR that contained the “PEA” results announced earlier on October 28, 2015. Refer to the December 15, 2015 press release entitled “Richmont Mines Announces Filing of NI 43-101 Technical Report for its Island Gold Mine” for full details.

On December 21, 2015, Richmont Mines provided an initial update on the previously announced Island Gold exploration drilling program. The overall program had four main objectives: 1) To test the near-mine potential to extend mine life above the 860 metre level; 2) to test the down plunge extension of the deposit between the 860 and 1,500 metre levels; 3) to test the east-west lateral extension beyond the known deposit; and 4) to test high-priority gold targets on the prospective Island Gold Property. It was expected that the entire drilling program will be completed by the end of June, 2016. Refer to the December 21, 2015 press release entitled “Richmont Mines provides exploration update for Island Gold” for full details.

On December 22, 2015, Richmont Mines announced that Mr. Greg Chamandy would be resigning as Executive Chairman of the Board effective January 1, 2016, but would remain as a director of the Corporation and continue to be a member of the Corporation’s Technical and Corporate Responsibility Committee. Mr. René Marion, then currently an independent director, would be appointed as non-executive Chairman of the Board at that time.

On February 9, 2016, Richmont Mines announced an increase in its Mineral Reserves by 187%. Mineral Reserves at the Island Gold Mine increased to 561,700 gold ounces, representing an increase of 206% (net of depletion) over the Mineral Reserves as at the end of 2014. Average reserve grades at the Island Gold Mine increased by 29% to 8.26 g/t gold. The Beaufor Mine reported a 95% increase in Mineral Reserves. Refer to the February 9, 2016 press release entitled “Richmont Increases Mineral Reserves by 187% and Island Gold Mine Increases Mineral Reserves by 206%, with a 29% increase in Reserve Grade” for full details.

On February 24, 2016, Richmont Mines appointed Mr. Peter Barnes as an independent member of its Board of Directors. Mr. Barnes is now part of the Audit, Technical & Corporate Responsibility, Governance & Nominating and the Human Resources & Compensation committees.

On February 25, 2016, Richmont Mines announced an update on the previously announced Island Gold exploration drilling program. This included confirming intersection of very favorable gold mineralization both along strike and at depth, which could potentially extend the mine life beyond seven years and support an expansion to 1,150 tonnes per day from the then current 800 tonnes per day, as detailed in the October 28, 2015 PEA. For highlights of the results of the drilling program, please refer to the February 25, 2016 press release entitled “Richmont Mines continues to intersect significant gold mineralization at Island Gold laterally and at depth”.

On March 24, 2016, the Corporation filed a NI 43-101 Technical Report for the Island Gold Mine and the Beaufor Mine to support the scientific and technical disclosure of the updated 2015 Reserves and Resources press release of February 9, 2016. An amended version of the Island Gold Mine Technical Report was filed on April 5, 2016 with clarifications about information on capital and operating costs.

On April 27, 2016, Richmont Mines announced the resignation of Greg Chamandy as a Director of the Corporation, effective immediately.

On May 5, 2016, Richmont Mines announced an update on the previously announced Island Gold exploration drilling program, which continued to show positive results on the eastern extension along strike, directly adjacent to the main deposit area. Drilling results from the old Kremzar Mine confirmed the extension of the mineralized quartz veins at depth and a significant new gold zone where 9.71 g/t gold over 8.00 metres was intersected at a vertical depth of about 600 metres. For highlights of the results of the drilling program, please refer to the May 5, 2016 press release entitled “Richmont Mines` exploration drilling continues to intersect significant gold mineralization at Island Gold both laterally and at depth and intersects 9.71 g/t over 8.00 metres at the Kremzar mine regional target”.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 11

On May 16, 2016, Richmont Mines announced that it had entered into an agreement with Macquarie Capital Markets Canada Ltd. (“Macquarie”) as lead underwriter on behalf of a syndicate of underwriters for issuance of 2.6 million common shares of the Corporation, on a bought-deal basis, at a price of $10.40 per share for gross proceeds of $27 million (the “Offering”). In addition, the underwriters were granted an over-allotment option to purchase up to an additional 390,000 common shares from the Corporation, exercisable in whole or in part at $10.40 per share for a period of 30 days from closing of the Offering, of additional gross proceeds of up to approximately $4 million. On June 7, 2016, the Corporation announced completion of this bought-deal financing and issuance of 2,990,000 common shares, including 390,000 common shares issued pursuant to the exercise in full of the underwriter’s over-allotment option. The Corporation intention was to use the net proceeds to expand aggressively its exploration program as well as potential organic growth opportunities at the cornerstone Island Gold Mine.

Richmont Mines was added to the S&P/TSX Global Mining Index and the S&P/TSX Global Gold Index, effective after the close of trading on June 17, 2016.

On July 7, 2016, Richmont Mines provided a final update on the Phase 1 exploration drilling program at the Island Gold Mine. Based on the positive results reported from the Phase 1 program, a strategic and aggressive Phase 2 exploration drilling program of up to 142,000 metres was announced. The Phase 2 program was expected to be completed over a period of 18 to 24 months. The primary objective of the Phase 2 program is to expand the existing resource inventory laterally along strike, mainly to the east of the main deposit, with a goal of extending mine life above the 1,000 metre level that could support the potential expansion scenarios under review, as well as to identify the next million-plus ounces of high-grade Inferred Resource at depth, between the 1,000 and 1,500 metre levels. For details of the Phase 2 exploration drilling program, refer to the July 7, 2016 press release entitled “Strategic Phase 2 exploration program launched at Island Gold –high-grade resource potential identified laterally and at depth”.

On October 12, 2016, Richmont Mines provided an update for the delineation and Phase 2 exploration drilling program at Island Gold. Refer to the October 12, 2016 press release entitled “Richmont Mines provides delineation and Phase 2 exploration drilling update for Island Gold” for results of the Phase 2 exploration drilling program.

On November 1, 2016, Richmont provided a status update on an Expansion Case Preliminary Economic Assessment (“Expansion Case PEA”) for the Island Gold Mine, which considered a potential ore mining and mill processing rate increase to 1,100 tonnes per day beginning 2018. The objective of the Expansion Case PEA was to evaluate the most cost effective plan to mine over four horizons the portion of the Mineral Resources located between the 450 metre and 1,000 metre levels, in conjunction with evaluating the project capital, sustaining capital, operating costs, internal rate of return (“IRR”) and payback of the expansion to 1,100 tonnes per day as compared to the 900 tonnes per day base case scenario. The Expansion Case PEA is expected to be released in the first half of 2017 in order to incorporate the 2016 year-end Resource estimates. Refer to the November 1, 2016 press release entitled “Richmont Mines provides a status update on an expansion case Preliminary Economic Assessment for the Island Gold Mine”.

On December 19, 2016, Richmont announced receipt of Amendments of both Air and Wastewater Environmental Compliance Approvals from the Ontario Ministry of Environment and Climate Change for the Island Gold Mine. These amendments support a potential ore mining and processing rate increase to an average of 1,100 tonnes per day as contemplated in the Expansion Case PEA. The amended ECA allow processing of up to 401,500 tonnes of ore per year (1,100 tonnes per day), with the flexibility for up to a maximum of 38,840 tonnes per month. The operation was previously permitted for up to 27,000 tonnes per month, or an average of 900 tonnes per day.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 12

C.	2017 Trends

Richmont currently operates two gold mines – the Island Gold Mine in Ontario and the Beaufor Mine in Quebec. The Corporation is projecting an increase of up to 15% in company-wide production for 2017 as compared to 2016, primarily driven by another consecutive year of high-quality production growth from the Island Gold Mine. The increased production profile is expected to result in a decrease in cash costs and AISC below 2016 costs. In 2017, the Island Gold Mine is expected to continue to benefit from the low Canadian dollar in order to continue the accelerated advancement of the strategic underground development program to best position the asset for a potential, fully funded expansion case scenario to 1,100 tonnes per day as contemplated in the Expansion Case PEA that is currently under review and expected to be released in the first half of 2017. The 2017 drill program will focus on advancing the strategic Phase 2 exploration program with the objective of continuing to grow the reserve base laterally and at depth, and to continue unlocking the exploration potential of the Island Gold deposit. Annual production at the Beaufor Mine is expected to increase and the operation is expected to return to free cash flow levels, as a greater proportion of ore is mined from the higher-grade Q Zone and mobile equipment availabilities return to targeted levels. The Corporation will pursue and evaluate opportunities to fully utilize excess capacity of the Camflo Mill. An updated PEA for the Wasamac project is expected to be completed during 2017, which will incorporate current market information and revised engineering studies.

The Island Gold project capital investment for 2017 is primarily related to the accelerated underground development. These estimates have been prepared assuming the Expansion PEA will confirm the economics of an 1,100 tonne per day expansion case scenario. However the Corporation will remain focussed on a disciplined and prudent capital allocation strategy, to ensure deferral of some or all ongoing expansion capital to future periods, should the PEA not confirm the strong economics of the expansion case or should the gold price breach a minimum sustaining threshold of $1,550 per ounce. Supported by the receipt of the recent permit amendments that allow for an increase in the ore mining and processing rates to an average of 1,100 tonnes per day at the Island Gold Mine, all engineering studies and identification of long lead equipment are currently underway for a potential mill expansion in 2018, as contemplated in the Expansion Case PEA. Sustaining capital at Beaufor is expected to be in-line with 2016 and includes 515 m of ramp development.

The cost-effective development of its mining assets, optimization of operations and capital allocation remain a top priority for the Corporation. Richmont is committed to generating positive cash flows from its operations, which it intends to use to fund its operational organic growth and exploration programs. This is evident from the 51% year over year production increase and the 24% decrease in operating costs at the cornerstone Island Gold Mine in 2016. The drilling programs at the Island Gold Mine have contributed to a 34% growth, after mining depletion, in Mineral Reserves and 30% growth, after conversion, in Mineral Resources at the end of 2016. These programs supplemented by the accelerated underground development strategy have significantly enhanced the knowledge and understanding of the geological structure of the Island Gold deposit, providing a strong basis for increased exploration and development costs in 2017 and to target the significant potential yet to be realized.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 13

D.	Risk Factors

The Corporation is subject to various business, financial and operational risks that could materially adversely affect the Corporation’s future business, operations and financial condition. The following risk factors should be carefully considered when evaluating an investment in the Corporation’s common shares:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Corporation's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on Proven and Probable Mineral Reserves, the Corporation actively seeks to replace and expand its Mineral Reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation's current or future exploration and development programs may not result in any new economically viable mining operations or yield new Mineral Reserves to replace and expand current Mineral Reserves.

The Corporation's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Corporation's earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation's financial performance or results of operations. If the market price of gold falls below the Corporation's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation's evaluations of the proven and probable reserves at its current mines were based on a market price of gold of $1,500 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation's policy and practice is not to sell forward its future gold production; however, under the Corporation's price risk management policy, approved by the Corporation's board of directors (the "Board"), the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2016	2015	2014	2013	2012

High price	1,366	1,296	1,385	1,694	1,792
Low price	1,077	1,049	1,142	1,192	1,540
Average price	1,251	1,160	1,266	1,411	1,669

On March 22, 2017, the London P.M. Fix was US$1,249 per ounce of gold.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 14

The Corporation has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Corporation may engage in hedging activities in the future. Hedging activities are intended to protect a corporation from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a corporation against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Corporation continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of metal derivative strategies may not benefit the Corporation in the future. There is a possibility that the Corporation could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Corporation could fail to produce enough precious metals to offset its forward delivery obligations, causing the Corporation to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Corporation is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

The Corporation's operating results and cash flows are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2011 to January 1, 2017, the Noon Buying Rate fluctuated from a high of CAN$1.4589 per US$1.00 to a low of CAN$0.9449 per US$1.00. On March 22, 2017, the U.S. dollar/Canadian exchange rate was CAN$1.3347 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

Also, the Corporation may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Corporation's financial performance and results of operations.

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Corporation’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 15

The estimates of Mineral Reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Corporation’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Corporation’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flows, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Corporation’s annual production estimates are developed based on, among other things, mining operation experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Corporation's ability to replace its existing Mineral Reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic Mineral Reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

If the Corporation experiences mining accidents or other adverse conditions, the Corporation's mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Corporation.

The Corporation's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, or ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Corporation may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Corporation to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property, which may result in possible legal liability to the Corporation, and if not adequately covered by insurance possible adverse financial consequences to the Corporation. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 16

Due to the nature of the Corporation's mining operations, the Corporation may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Corporation's insurance coverage may prove inadequate to satisfy future claims against the Corporation.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Corporation may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Corporation may become subject to liabilities which exceed policy limits. In these circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Corporation's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Corporation to incur costs that adversely affect the Corporation's results of operations.

The Corporation's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Corporation operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws, regulations or taxes, amendments to current laws, regulations or taxes governing operations and activities of mining corporations or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.

All of the Corporation’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Corporation calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Corporation’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Corporation’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 17

Aboriginal rights and duty to consult

The Corporation operates and does exploration on properties, which are subject to Aboriginal rights or titles. The Corporation, under its Corporate Social Responsibility program, and local laws and regulations, is committed to consult with the First Nations group about any impact of its activities on such rights, titles or claims, which may cause delays in making decisions or project startups. Further, there is no assurance of favourable outcomes of these consultations. The Corporation may have to face adverse consequences such as significant expenses on account of lawsuits and loss of reputation.

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Corporation in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Corporation will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Corporation's operations.

The Corporation operates in a number of jurisdictions in which regulatory requirements would require it to report and/or reduce greenhouse gas emissions. The Corporation's operations in Quebec use primarily hydroelectric power and, consequently, are not large producers of greenhouse gases.

Title to the Corporation's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Corporation's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Corporation’s interest in a property is less than 100%, or a third party holds a form of profit sharing interest, the Corporation’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, or in the absence of an agreement subject to provincial or federal laws and regulations, which in certain circumstances may be the subject of differing interpretations between the parties.

The success of the Corporation is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Corporation's mines and mine projects is dependent on the efforts of the Corporation's employees and contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Camflo Mill has successfully renewed its collective agreement that expired on December 31, 2015 for another three-year period ending December 31, 2018. The employees at the Beaufor Mine were unionized in October 2016. As at December 31, 2016, the management of the Corporation had not received any proposal from the Union for a collective agreement.

The Corporation is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. The Corporation's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Corporation faces significant competition for qualified personnel and the Corporation may not be able to attract and retain such personnel.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 18

The mining industry is highly competitive, and the Corporation may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Corporation is in competition with other mining corporations for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Corporation competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

On a regular basis, the Corporation evaluates potential acquisitions of mining properties and/or interests in other mining corporations, which may entail certain risks.

Consistent with its growth strategy, the Corporation evaluates the potential acquisition of advanced exploration, development and production assets on a regular basis. From time to time, the Corporation may also acquire securities of or other interests in corporations with whom the Corporation may complete acquisition or other transactions. These transactions involve inherent risks, including, without limitation:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Corporation acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, corporations or securities.

Any one or more of these factors or other risks could cause the Corporation not to realize the benefits anticipated to result from the acquisition of properties or corporations, and could have a material adverse effect on the Corporation’s ability to grow and, consequently, on the Corporation’s financial condition and results of operations.

The Corporation continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition. In addition, to acquire properties and corporations, the Corporation could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Corporation’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Corporation cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Corporation’s operations. If the Corporation fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 19

The Corporation may not have insurance or its insurance coverage may prove inadequate to reimburse the Corporation for liabilities encountered from operations.

The Corporation carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Corporation believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptable premiums or may not continue to be adequate to cover the Corporation’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Corporation cannot insure or against which it has elected not to insure.

The Corporation may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation's properties, including continuing exploration and development projects, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current mining operations. However, if cash from operations is lower than expected or capital costs at these current mining operations or future projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders.

Failure to obtain any financing necessary for the Corporation's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, which may have a material adverse effect on the Corporation's business, financial condition and results of operations.

Weakness in the global credit and capital markets could have a material adverse impact on the Corporation's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and or uncertainty in 2015. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed, or on reasonable terms, may have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation may be party to certain mining joint ventures in the future, under which the Corporation’s joint venture partners may be in a position to prevent the Corporation from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture corporation. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Corporation’s existing or future joint venture partners may veto the Corporation’s business plans, with regard to a specific joint venture, and prevent the Corporation from achieving its objectives. Also, any failure of any partner to meet its obligations to the Corporation or other third parties, or any disputes with respect to third parties' respective rights and obligations, could have a negative impact on the Corporation.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 20

Risks related to owning the Corporation’s common shares

The Corporation’s shares fluctuate in price.

The market price of the Corporation’s common shares may fluctuate due to a variety of factors relating to the Corporation’s business, including the announcement of expanded exploration, development and production activities by the Corporation and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Corporation’s Mineral Reserves, fluctuations in the Corporation’s operating results, sales of the Corporation’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Corporation’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Corporation's securities trade. This volatility may adversely affect the prices of the Corporation's common shares regardless of the Corporation's operating performance. The market price of the Corporation’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Issuance by the Corporation of additional common shares could affect the market price of the shares and dilute existing shareholders.

Issuance of a substantial number of the Corporation’s common shares by the Corporation, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Corporation common shares that may be available for sale, could adversely affect the prevailing market prices for the Corporation’s outstanding common shares. A decline in the market price of the Corporation’s outstanding common shares could impair the Corporation’s ability to raise additional capital through the issuance of securities should the Corporation desire to do so.

The Corporation does not currently anticipate declaring any dividends on its common shares.

The Corporation has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

IT System Security risks

The Corporation may be exposed to pilferage of private and sensitive data to deliberate cyber attacks or inadvertent loss of media, such as loss of laptops, phones etc. in public places. Furthermore, unauthorized access to confidential information would have a negative effect on the Corporation's reputation, business, prospects, results of operations and financial condition. The systems that are in place may not be enough to guard against loss of data due to the rapidly evolving cyber threats. The Corporation may be required to increasingly invest in better systems, software, and use of consultants to periodically review and adequately adapt and respond to dynamic cyber risks.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 21

III DESCRIPTION OF THE BUSINESS

A.	Ontario Division

1.	Island Gold Mine, Dubreuilville, Ontario, Canada

1.1.	Location and Property Description

The Island Gold Mine is located approximately 83 km northeast of Wawa, Ontario, in the Sault Ste. Marie Mining Division. Dubreuilville, Ontario, is approximately 10 km northwest of the Island Gold Mine.

1.2.	Description of Mining Rights

The Island Gold property is divided into nine parts and consists of 219 patented, leased and staked claims totaling 7,772 ha, located mainly within the Finan and Jacobson townships. These claims are grouped into nine (9) different properties: Kremzar, Lochalsh, Goudreau, Goudreau Lake, Edwards, Salo, Ego, Argonaut and Island Gold.

Property	Number of	Area (ha)	Expiration date	Richmont Mines
	claims			Ownership (%)
Kremzar	21	383	Patented Claims: taxes are paid every year, 2 Mining Leases: 02/28/2022 to 06/30/2030	100
Lochalsh	33	348	Patented Claims: taxes are paid every year Mining Leases: 06/30/2030 to 03/31/2033 Claims: 02/06/2017 to 02/06/2018	100
Goudreau	65	988	58 Patented Claims: 6 Patented Claims: Part of 1 patented claim: taxes are paid every year 1 Claim: 08/20/2018	100 100 below 400m 100 below 100m
Goudreau Lake	4	58	4 Patented Claims: Taxes are paid every year	100
Island Gold	42	5,157	Claims: 02/11/2017 to 07/14/2019	100
Edwards	43	703	Patented Claims: taxes are paid every year Claims: 04/05/2017 to 08/28/2019	100
Ego	3	64	Patented Claims: taxes are paid every year Claims: 06/05/2018	100
Salo	3	40	Claims: 06/08/2017 to 12/28/2018	100
Argonaut	6	72	3 Patented Claims: 1 mining lease: 04/30/2030 2 claims: 02/05/2018 to 04/18/2018 taxes are paid every year	100 below 400m 100 100

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 22

The claims are expected to be renewed by applying excess credits available before the anniversary date. Taxes are paid annually to the government to keep Patented Claims and Mining Leases in good standing. Richmont Mines has an internal procedure to ensure monitoring of the claim expiry dates. All of these mining claims, mining leases and patented leases were in good standing in 2016 and are expected to remain in good standing for 2017 as well. A detailed list and map of locations can be found in the Island Gold NI 43-101 technical report dated December 31, 2016, which will be filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

1.3.	Summary of Agreements

Richmont Mines entered into an agreement with Patricia Mining on August 28, 2003. Under the agreement, Richmont Mines completed a private placement investment of CAN$1.0 million in common shares of Patricia Mining at CAN$0.50 per share and obtained an option to acquire a 55% interest in the Island Gold property by investing up to CAN$10 million or by bringing the project into commercial production. This initial investment was used to partly finance a CAN$3 million exploration program on the Island Gold property. On December 3, 2004, Richmont Mines decided to invest up to an additional CAN$10 million in order to acquire a 55% interest in the project. Richmont Mines became the project operator as of January 1, 2005. The Corporation acquired its 55% interest during the course of the fourth quarter of 2005, after having fulfilled its obligation to invest CAN$10 million toward the project’s development.

In January 2006, Richmont Mines and Patricia Mining announced the purchase of the remaining joint venture interest of Algoma Steel Inc. (“Algoma”) in the Goudreau property near Dubreuilville, Ontario, for CAN$100,000. The property remains subject to a 15% net profits interest (“NPI”) royalty as per the original joint venture agreement between Algoma and Patricia Mining.

On December 16, 2008, Richmont Mines acquired all of the common shares of Patricia Mining that it did not already own pursuant to a plan of arrangement under the Business Corporations Act (Ontario). Following this transaction, Richmont’s ownership interest of the Island Gold Mine increased to 100% (except for the 4 claims of the Goudreau Lake property where the ownership interest was 69%).

On May 9, 2012, Richmont Mines acquired Red Pine Exploration’s remaining 25% interest in the Edwards property, bringing the Corporation’s ownership to 100%, and on June 13, 2012, the Corporation acquired the Salo property, which includes 3 claims located to the east of the Island Gold Mine.

On October 16, 2013, Richmont Mines entered into a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project adjacent to the Island Gold mine. The agreement enables Richmont to extend the western boundary of its Island Gold Lower Zones by a distance of approximately 585 m thus increasing the project’s exploration potential towards the west. Mining rights below a depth of 400 m were also secured on several claims to the south of the Island Gold Lower Zones, thus adding to the project’s exploration potential at depth. As part of the agreement, Richmont will acquire Claim SSM 722481 in its entirety, which immediately abuts Island Gold’s Lochalsh Zone, where reserves and resources currently exist and where mining is currently taking place. In exchange, Argonaut will receive exploration and mining rights from surface to a maximum depth of 400 m on certain Richmont claims that border the Magino Gold Project, providing it with greater flexibility in its project development. Under the terms of the agreement, Richmont will receive a net payment of C$2.0 million in cash from Argonaut upon completion of the land transactions.

This Agreement was modified slightly in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 m on six (6) claims. It will also receive surface rights on two claims down to a depth of 100 m. Richmont will receive two additional claims for a total of three (3) and mining rights below a depth of 400 m on three (3) claims. As previously reported, under the terms of the Agreement, Richmont will receive a net payment of C$2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2016.

On August 5, 2014 - Richmont Mines Inc. announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by Richmont in return for a 3% Net Smelter Return (“NSR”) royalty that is payable on 100% of the mineral production from the four claims, SSM2490, SSM2491, SSM2666 and SSM2667(the Goudreau Lake property). As part of this agreement Richmont made the following advance royalty payments: $1 million upon closing of the transaction, and $1 million on each of January 3, 2015 and January 3, 2016. Advance royalty payments will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

1.4.	Ownership of Mining Rights

Richmont currently holds all the mining rights for the Island Gold Mine.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 23

All mining titles on the Island Gold were jointly held by Richmont Mines (55%), and Patricia Mining (45%). Since the acquisition of Patricia Mining on December 16, 2008, Richmont Mines held 100% of all mining titles relating to the Island Gold property with the exception of 4 patented claims of the Goudreau property (2490, 2491, 2666 and 2667), for which Richmont Mines owned 69%. The remaining 31% was held by a third party. Following the acquisition, the mining rights owned by Patricia (45%) were transferred to Richmont Mines in February and March 2009.

Since the signing in 2014 of a definitive agreement to acquire the outstanding 31% ownership of the four patented claims of the Goudreau property on the Island Gold Mine property, Richmont Mines holds 100% of all mining titles relating to the Island Gold property.

1.5.	Mining Royalties

Island Gold properties held by Richmont Mines are subject to the payment of royalties and financial contractual obligations. Details can be found in the Island Gold NI 43-101 technical report dated December 31, 2016 and which was filed under the Corporation’s profile on the SEDAR website at www.sedar.com.

The Kremzar property is subject to a 4% NSR payable to Algoma which becomes payable to Algoma pursuant to the Algoma Royalty Agreement.

The Kremzar property is also subject to a 3% NSR payable to Osisko Gold Royalties Ltd (“Osisko”), which is payable until such time as the Algoma NSR becomes payable. In the event that the Algoma NSR becomes payable and is reduced below 4%, Osisko is entitled to receive an NSR equal to 50% of the amount by which the Algoma royalty is reduced, payable on the same terms as the Algoma NSR.

The Lochalsh property is subject to a 3% NSR payable to Osisko. The Island Main and Lochalsh zones, as well as a part of the Island Gold Mineral Resources below the 400 level, are located on this property.

The Goudreau property is subject to a 2% NSR payable to Osisko and a 15% net profit interest (“NPI”) royalty payable to Algoma.

The Goudreau Lake property is subject to the 3% NSR royalty payable to Host’s Gold Incorporated. This property is also subject to 1.38% NSR royalty payable to Osisko and a 10.38% NPI royalty in favour of Algoma Steel.

In February 2016, Osisko sold 15% of the Island Gold Mine Royalty interests to Caisse de dépôt et placement du Québec ("CDPQ") and Fonds de solidarité des travailleurs du Québec (F.T.Q.)

The Salo property is subject to an NSR royalty of 2% in favour of M.A. Tremblay, J. Robert, R. Salo and P. Robert.

Red Pine Exploration owns a 2% NSR on the Edwards property.

There is a 10% NPI payable to Cavendish on four (4) claims of the Argonaut property.

1.6.	Environmental Obligations and Permits

All permitting activities identify and address the various municipal, provincial, and federal environmental and social requirements and standards applicable to the Island Gold Mine. These include the statutory requirements, stakeholder interests, and environmental, social and economic aspects. Agencies include Environment Canada (EC), Ontario Ministry of Environment and Climate Change (MOECC), Ministry of Natural Resources and Forestry (MNRF), and Ministry of Northern Development and Mines (MNDM). The Island Gold Mine is permitted to be designed and operated at a production rate of 401,500 tonnes per year of gold bearing ore.

Listed below are the major Environmental Compliance Approvals (ECA) from MOECC that are applicable to the site:

  Air and Noise ECA No. 7104-ACWTR8 issued September, 19, 2016. This now includes limited operational flexibility, which allows minor changes to equipment/infrastructure without having to amend the ECA.

  Industrial Sewage Works ECA No. 4568-AF9PVL (for tailings management area and domestic sewage treatment with subsurface disposal) issued November 22, 2016.

  Water taking is conducted within acceptable limits to protect fish habitat, as well as under the regulation of a Permit to Take Water (PTTW) from the MOECC. Table below lists the PTTWs for the various locations.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 24

List of permits to take water (PTTWs)
Permit Id	Location	Volume (litres/day)	Reporting Frequency	Expiry
3526-758PUD	Lochalsh	10,000,000	Annually	September 8, 2017
6138-9ABJ9Z	Kremzar	1,500,000	15th of each month and Annually	August 7, 2023
4231-A8BNM7	Maskinonge Lake	434,500	Annually	April 5, 2026
6551-8U3H95	Exploration Drills	280,000	Annually	December 20, 2021

  An amendment to the Closure Plan was submitted to MNDM in April 2013, to amalgamate the Closure Plan (for Lochalsh and Kremzar) and include infrastructure associated with the Island Gold Deep project. Richmont received approval in June 2014. Based on the Dam Raise Project 2015, another Amendment to the 2013 Closure Plan was submitted in September 2015, along with the increase in Financial Assurance, which currently is $1,683,942. The process of review and comments is ongoing, Richmont expects to receive approval in 2017.

1.7.	Infrastructure

The Island Gold Mine infrastructure includes a primary tailings pond, secondary settling pond, Kremzar Mill (carbon-in-pulp mill), Lochalsh ramp and portal, mine access road, and hydro-electric power lines, all of which are located on the property. An office, core logging and storage facility, and a mine dry are also located on the previously producing Kremzar mine site. When the Kremzar carbon-in-pulp mill was constructed in 1988, it was capable of handling 650 tpd. Since then, its milling capacity was increased to 850 tpd in 2010 and finally 900 tpd in October 2015. The primary pond, which is located west of the Kremzar mine, is a fully permitted tailings area. The tailings and waste rock have been tested and are not acid generating. All permits for mining and milling operations have been maintained.

1.8.	Location of Mineralized Zones

The mineralized zones, including the reserves and resources of the Island Gold Mine, and underground infrastructure are located on mining leases 991853, 991854 and 991852 and patented claim 2075 of the Lochalsh property, and the ramp and waste pad are on patented claims 1776 and 1710 of the Goudreau property. The reserves and resources of Lochalsh are located on mining leases 825288 and 825287 of the Lochalsh property. The Goudreau resources are located on patented claim 3817 of the Goudreau property. The deep C Zone estimated Mineral Resources and Reserves at the Island Gold Mine are principally located on the Lochalsh mining lease 825288 and 991855 and on Goudreau Lake patented claim 2490, 2491, 2666 and 2667.

There were a total of 303 employees and 252 independent contractors as of December 31, 2016 active at the Island Gold Mine.

1.9.	Accessibility

Access to the Island Gold Mine is via an all-weather road from Highway 519, just west of Dubreuilville, Ontario. This village is located approximately 35 km east of the junction between Highways 17 and 519. It takes approximately one hour to drive from Wawa, Ontario, to the mine site.

1.10.	Climate

The mine is located within the Lake Superior Regional climatic zone, moderated by the influence of Lake Superior. The average daytime temperature is 2°C, ranging from -41°C to 31°C throughout the year. Annual precipitation is normally 669 mm of rain and 278 cm of snow. Winter winds are from the northwest and north, and during the summer south-westerly to westerly winds prevail. The climate does not affect the mining operation, which extends all year long.

1.11.	Local Resources and Infrastructure

Wawa has a population of approximately 3,500 inhabitants. Dubreuilville, originally a forestry community, has a population of approximately 635 inhabitants. The Island Gold Mine is also within a few kilometres of railway lines operated by Canadian National Railways and Algoma Railways. Sidings for each of these railway lines are located in the villages of Goudreau and Lochalsh.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 25

A power substation connected to the provincial power grid, water supply, gravel roads, offices, maintenance buildings and living accommodations are all available within the mine area. Power is supplied by Algoma Power Inc. (formerly Great Lakes Power Corporation).

Richmont Mines also offers temporary living accommodations and flexible schedules to its employees. Training is offered in order to maintain a local qualified workforce.

1.12.	Physiography

The property area is within the Precambrian Shield adjacent to Lake Superior, in an area of low rolling hills that trend in an east-west direction with widespread swamps, and mixed forests of broadleafs and conifers. Property relief is low, from a high point of 488 metres above sea level near the Miller and Maskinonge Lakes, to a topographic low point of 381 metres above sea level near Goudreau Creek. The Mine area has been partially logged.

1.13.	Exploration History

In 1983 Canamax Resources Inc. (“Canamax”) and Algoma formed a joint venture to evaluate the mineral potential of Algoma’s 117 patented claims covering the Goudreau iron range. In 1985, drilling by Canamax about two kilometres south of the Kremzar mine intersected a series of sub-parallel lenses containing gold mineralization within deformed rocks of the Goudreau Lake Deformation Zone (“GLDZ”). These lenses are known as the Lochalsh, Island Gold, Shore and Goudreau Lake zones. During 1989 and 1990, a 1,280 metre long ramp was driven into the Island deposit beneath Goudreau Lake from an adit on the north shore. Drifts and raises totalling 382 metres were developed on two levels at depths of 125 metres and 140 metres below the Goudreau Lake elevation. A bulk sample weighing 4,167 tonnes was extracted and processed at the Kremzar Mill.

Patricia Mining acquired the project in 1996 and completed 16,862 metres of diamond drilling in 49 holes on the Island deposit and Lochalsh Zone between 1996 and 2002. In 2004, Patricia Mining started an underground exploration program and completed a resource estimate at a cost of CAN$3.0 million. A total of 125 metres of exploration drifts, 53 metres of ore sill and 8,137 metres of drilling were completed.

In 2005, Richmont Mines completed 2,111 metres of underground development and 7,903 metres of delimitation drilling. A total of 7,259 tonnes with a content of 6.23 g/t Au from ore development were stockpiled on the surface.

In 2006, Richmont Mines continued the exploration program. A total of 3,469 metres of development were completed including 506 metres of ramps and 1,700 metres of ore silling. A total of 56,861 tonnes of development ore with a content of 6.96 g/t Au were stockpiled on the surface. At the end of December 2006, a total of 41,531 tonnes of mineralized material grading 4.80 g/t Au were processed at the mill. A total of 28,149 metres of underground diamond drilling were performed on the Island Zone, and 10,602 metres of drilling were completed from the surface on the Lochalsh and Goudreau zones. Reserve and resource estimates were performed by Genivar in 2007 based on this work.

On October 1, 2007, Island Gold began commercial production. On December 16, 2008, Richmont Mines acquired all of the outstanding shares of Patricia Mining, increasing its ownership of the property to 100%, with the exception of four claims on the Goudreau property, for which Richmont owned a 69% interest (now 100%).

Between 2010 and 2012, drilling below the 400 metre level was done from surface and from underground, and demonstrated the mine’s resource potential at depth. (Island Gold Deep program). More specifically, the drilling resulted in a first Mineral Resource estimation for the C Zone at depth in January 2013.

Since 2013, exploration drilling continued, from underground or from surface, with results shown in the continuous increase of the Reserve and Resource base.

1.14.	Geological Setting

i)	Regional Geology

The Island Gold property is located in the Michipicoten greenstone belt, which is part of the Wawa sub-province and Superior Province of Archean age. The property is stratigraphically positioned in the upper portion of the Wawa Assemblage, composed by intermediate to felsic volcanic rocks capped by pyrite-bearing iron formations.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 26

ii)	Project Geology

The Island Gold property covers part of the interface between the Catfish assemblage, composed of mafic rocks, and the Wawa assemblage, which consists of felsic rocks. The pyrite-rich Goudreau iron formation lies at the contact between the Wawa and Catfish assemblages. A unit of pyroclastic rocks marks the transition between the two assemblages and hosts the gold occurrences encountered on the property. This gold mineralization is controlled by the Goudreau Lake Deformation zone (the “GLDZ”). The GLDZ hosts the Island, Lochalsh, Goudreau, Shore, and north shear gold zones, all located within the Island Gold property.

iii)	Mineralization

Within the GLDZ there are a series of parallel shear zones, up to 25 metres wide by several hundred metres long, with dips ranging from -70° to -90°, which host the gold mineralization. Moderate to high strain intensity is present within the shear zones containing pervasive alterations occurring in the form of iron carbonate, silica and calcite. Gold is found primarily in grey quartz stringers and veins, 1 cm to 1.5 metres wide, within areas of intense sericitization and silicification with 2% to 5% pyrite. Finely disseminated gold occurs in clusters up to 3 mm in diameter.

At the Island Gold deposit, many zones are defined and characterized by the presence of alteration halos ranging from 0.5 metres to over 8 metres in thickness, and are comprised of intense silica alteration, albite alteration and quartz-carbonate veins. Two dominant envelopes were defined in the upper part of the mine, namely the C/D envelope and the E/E1 envelope.

The mineralized Island Gold Lower C Zone, which is now well defined, corresponds to the continuation at depth of the mineralized zones that are above the -400 m level. The mineralization undergoes an inflection southward between the -400 m and -500 m levels, before returning with a high dip southward at depth. The average width of the deep C Zone resource is approximately 4.5 metres, which is above the average of 2.7 metres in mineralized zones above the -400 m level. Also, it appears that the number of gold-bearing quartz veins inside the alteration zone of the C Zone is slightly greater, with approximately 60% of the drill holes inside the first resource containing some visible gold, which translates into a higher average grade. Island Gold Lower Mineral Resources also include 6 additional zones that are sub-parallel to the C Zone and the main E1E zone in the extension 2 area.

1.15.	2016 Results

	2016	2015	2014
Total tonnes of ore and waste mined	650,417	535,601	453,243

Gold Produced
Ore processed (tonnes)	297,757	242,137	230,828
Head grade (g/t Au)	9.02	7.31	5.91
Gold recovery (%)	96.5	96.8	96.3
Ounces produced	83,323	55,040	42,206

Gold Sold
Ounces sold	82,273	52,363	42,078
Average selling price per ounce	1,639	1,481	1,398
Cash cost per ounce[1]	779	1,027	975
AISC per ounce[1]	988	1,453	1,310

Average selling price per ounce (US$)	1,237	1,158	1,266
Cash cost per ounce (US$)[1]	587	803	882
AISC per ounce (US$)[1]	745	1,136	1,185

Sustaining costs	17,203	22,330	14,110
Project capital costs and non-sustaining exploration costs	54,727	35,494	12,538

Sustaining costs (US$)	12,985	17,463	12,775
Project capital costs and non-sustaining exploration costs (US$)	41,310	27,757	11,352
[1]	Cash costs and all-in sustaining costs (“AISC”) are non-IFRS measures. Refer to the Non-IFRS Performance Measures section on page 5 of this AIF.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 27

iv)	Production

In 2016, production from the Island Gold Mine was a record 83,323 ounces of gold, 4% higher than the top end of the revised annual production guidance announced in September 2016 and 51% higher than the 55,040 ounces produced in 2015. The increase resulted from a 23% increase in tonnes milled and the 23% higher mill grade. A total of 297,757 tonnes of ore were processed during the year at an average grade of 9.02 g/t gold, as compared to 242,137 tonnes processed at an average grade of 7.31 g/t gold in 2015.

Total ore mined in 2016 was 318,045 tonnes, up 32% from the 240,706 tonnes mined in 2015. The development ore was 48% of total ore mined, marginally below 2015 development ore portion of 50%.

Waste mined increased by 13% to 332,372 tonnes from the 294,895 tonnes mined in 2015, in line with the Corporation’s plan of accelerating development of the ramp system at Island Gold. At the end of the year, the main ramp was at the 846 metre level and the east ramp at the 637 metre level.

Higher grades contributed to reducing 2016 cash costs per ounce sold by 24% to $779 (US$587) from $1,027 (US$803) in 2015. Total operating costs were 18% higher than 2015, but 11% lower on a per tonne basis. Cash costs at Island Gold in 2015 were up 5% or $52 per ounce from the $975 in 2014, as a result from mining a greater portion of higher-costs development ore compared to 2014, partially offset by higher grades.

AlSC per ounce in 2016 were $988 (US$745), 32% lower than the AISC of $1,453 (US$1,136) in 2015 due to lower capital sustaining costs and a higher number of gold ounces sold during the year. Capital sustaining costs for the year were $17.2 million (US$13.0 million), which included $5.5 million for mill and electrical upgrades, $4.1 million for the extension of the East ramp and other related construction, $2.7 million for mobile equipment and lease payments for equipment, $3.4 million for other equipment and fixed assets and $1.5 million for delineation drilling. Sustaining costs in 2015 and 2014 were $22.3 million (US$17.5 million) and $14.1 million (US$12.8 million), respectively.

Project capital costs for the year were $39.9 million (US$30.1 million), which included $10.4 million for the extension of the East ramp, $9.5 million for the extension of the main ramp, $6.2 million for other underground development, $5.8 million for the mill and electrical upgrades, $6.3 million for the mobile equipment and other assets purchased and $1.7 million for the delineation drilling. Project capital costs in 2015 and 2014 were $30.9 million (US$24.2 million) and $11.7 million (US$10.7 million), respectively.

Non-sustaining exploration costs for the year were $14.8 million (US$11.2 million), as compared to $4.6 million (US$3.6 million) and $0.8 million (US$0.7 million) in 2015 and 2014, respectively.

In 2016, the Corporation initiated an Expansion Case PEA, which considers a potential ore mining and mill processing rate increase to 1,100 tonnes per day beginning 2018, with minimal capital investment required. The objective of the Expansion Case PEA is to evaluate the most cost effective exploitation of the mine, over four horizons, the portion of the Mineral Resources located between the 450 metre and 1,000 metre levels, in conjunction with evaluating the project capital, sustaining capital, operating costs, internal rate of return (“IRR”) and payback of the expansion to 1,100 tonnes per day as compared to the 900 tonnes per day base case scenario. The Expansion Case PEA is expected to be released in the first half of 2017 in order to incorporate the 2016 year-end Resource estimates. The results of the Expansion Case PEA are expected to be released during the second quarter of 2017.

Richmont received amendments to both Air and Wastewater Environmental Compliance Approvals (“ECA”s) from the Ontario Ministry of Environment and Climate Change for the Island Gold Mine in September and November 2016, respectively. The amended ECAs allow processing of up to 401,500 tonnes of ore per year (1,100 tonnes per day), with the flexibility for up to a maximum of 38,480 tonnes per month. These amendments support a potential ore mining and processing rate increase to an average of 1,100 tonnes per day as contemplated in the Expansion Case PEA. The operation was previously permitted for up to 27,000 tonnes per month, or an average of 900 tonnes per day.

v)	Exploration and Delineation drilling

Richmont’s objective is to increase the reserves and the resources of the Island Gold property through exploration at depth, along strike and elsewhere on the property and the Corporation remains confident regarding the long-term potential.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 28

The Island Gold Mine spent $14.8 million on exploration costs in 2016, a 222% increase over the $4.6 million spent in 2015. During the first half of the year, the Corporation completed the Phase 1 exploration drilling program, which was announced in September 2015. Based on the positive results from this program, the Corporation launched a strategic Phase 2 exploration drilling program in the second half of 2016, which is comprised of up to 142,000 metres of drilling to be completed over the next 18 to 24 months. Approximately 83,000 metres of exploration drilling was completed in 2016, which identified three new Inferred Resource blocks that contributed to a 30% increase in Inferred Resource ounces over 2015, at an increased grade of 10.18 g/t gold, with an average discovery cost of less than $35 per ounce.

Highlights of drilling program completed in 2016 include:

Eastern Lateral Exploration:

The key objective of the Phase 2 eastern lateral drilling program was to increase the resource inventory to the east. This program was successful as two additional Inferred Resource blocks were identified in the eastern lateral extension area, located approximately 300 metres east of the Expansion Case PEA area, between the 340 and the 750 metre levels, with the largest Inferred Resource block containing approximately 290,000 tonnes at a grade of 10.35 g/t of gold (approximately 95,000 ounces).

In 2017, the exploration drilling program will continue to target additional resources east of the Expansion Case PEA area, where new resource blocks were identified and further to the east. Drilling will be completed from the 340 metre level and from an extension of the 620 metre level exploration drift that is scheduled for completion in 2017.

Deep Directional Drilling:

In 2016, a deep drilling program was designed to define a potential Inferred Resource block in the eastern down plunge extension of the C Zone between the 1,000 and 1,500 metre levels. This program was successful and a new large Inferred Resource block of 760,000 tonnes at a grade of 9.53 g/t gold (approximately 230,000 ounces), was defined in the eastern down plunge extension of the main C Zone, located between the 1,050 and the 1,300 metre levels.

The deep directional exploration drilling program will continue in 2017, targeting the area between the 1,000 and 1,500 metre levels, east and west of the new resource block.

Phase 2 Regional Drilling Program:

The Phase 2 regional drilling program is designed to continue to evaluate the potential extension of the mineralization below the Kremzar mine as well as other previously identified high-priority gold targets located elsewhere on the prospective Island Gold property. This drilling program is expected to begin later in 2017.

In 2017, the exploration program will continue in two key target areas, as highlighted below:

  The deep directional exploration drilling program will continue and will target the area between the 1,000 and 1,500 metre levels, east and west of the new resource block.

  The eastern lateral exploration drilling program will continue to target additional resources east of the main PEA area, where new resource blocks were identified as part of the 2016 drilling program.

A total of approximately 48,000 metres of successful delineation drilling was completed in 2016. The drilling was largely confirmatory and allowed for the conversion to reserves of two main blocks in the western portion of the PEA, between the 470 and 675 metre levels. Another block was also converted into reserves in the lower western portion, between the 760 and the 970 metre levels. Some smaller blocks were also converted into reserves in the eastern portion, in the extension 1 and 2 areas. The 2016 delineation drilling, combined with the extensive development in ore completed in 2016, have led to a new structural interpretation of some sectors located between the 740 and the 785 meter levels, resulting in certain high grade reserve blocks being removed.

In 2017, the delineation drilling program will focus on three main objectives as highlighted below:

  Complete the planned delineation drilling to upgrade the remaining resources located within the PEA area, primarily in the fourth mining horizon, between the 785 and the 1,000 metre levels.

  Further test the down plunge extension of the main C Zone at depth, below the 1,000 metre level where a new resource block was identified as part of the 2016 program. Drilling will be completed from the main ramp and from a new exploration drift that will be established on the 860 metre level.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 29

  Further test the eastern lateral extension area located 300 metres east of the main deposit where two new Inferred Resources blocks were identified. Drilling will be completed from the 340 metre level and from an extension of the 620 metre level exploration drift that will be completed in 2017.

vi)	Drilling

Most of the delineation/definition drill holes are planned on vertical cross-sections, in order to intercept mineralized zones at right angles along a grid spacing of 20 metres by 20 metres. A 50 m x 100 m spacing pattern is used as a first phase of exploration drilling in new sectors. Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Island Gold Mine. Underground drill holes are either BQ or NQ core. Core recovery is approximately 100%. The drill core is logged in detail by experienced and highly skilled staff, following established guidelines for the Island Gold Mine. A rock quality designation (“RQD”) analysis was completed for most of the drill holes drilled in the 2016 program and the RQD for the zones are generally excellent (› 90%). The interpretation and development of each section was completed after receipt of the drill hole assays and section plots. This interpretation served to complete the reserve and resource estimates.

vii)	Sampling

The drill hole sampling approach coincides with lithological contacts. Samples have a minimum width of 0.3 metres and a maximum length of one metre. The core recovery is very good and can be considered to be representative.

The panel (or chip) sampling method consisted of taking horizontal representative samples of the geology (units or alteration) that was exposed either in the face or in the adjacent walls. The samples weighed an average of 1.5 kg to 2 kg for a zone of 1.5 vertical metres by 0.3 to 1.0 horizontal metres. Each face was sampled and the number of assays varied based on the geology and the opening.

The drill cores and chip samples are representative and the mineralization style, with the presence of quartz veins and free gold, shows a nugget effect.

viii)	Assays

During 2016, core samples were sent mainly to Expert Laboratory (LabExpert) in Rouyn-Noranda, Québec. Underground muck and chip samples were sent to Wesdome (Wesdome) Laboratory in Wawa, Ontario.

ix)	Quality Control

In 2007, during the course of the geological confirmation program, an evaluation of “Quality Assurance/Quality Control” (“QA/QC”) data was done to address the three main concerns of analytical determination protocols, namely: (i) contamination, (ii) accuracy, and (iii) precision, as measured by the results obtained from field and analytical blank standards, certified reference standards and an assortment of specific duplicate samples collected and/or prepared, in addition to the regular samples submitted to the laboratory. A certified standard and blank assay were run with each sample batch. In addition, a replicate assay was run on every 10th sample to check reproducibility of the assays.

The results of the field and analytical blanks used to monitor potential contamination during sample processing and assaying indicate that no significant contamination is likely to have occurred during the sampling/assaying programs completed for 2007.

In 2015, ASL Solution audited the Island Gold Mine QA/QC program which consists of inserting blanks and certified reference materials to samples submitted to the laboratory (Wesdome, LabExpert and ActLab). Each laboratory has its own QA/QC program with the addition of analytical blank standards and certified reference standards to each batch of assays. Also, some core and chip sample duplicates were taken in 2015 and sent to the laboratories as part of the QA/QC program. ASL Solutions concluded that the Richmont assay quality control program meets or exceeds industry standards and gold assays from the 2015 drill campaign are considered to be reliable for the purpose of resource estimation.

The assays supporting the current Island Gold Mineral Resource estimate are based on sample preparation and analytical protocols that meet standard industry practice.

x)	Security of Samples

In 2012, a new core logging facility was built on the mine site. A separate room was installed for core sawing and sample packing. The core is stored outdoors in covered racks or as separate cross-piles.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 30

A security gate and personnel control access to the mine site at all times. Individual sample bags are sealed with tape. The samples are placed in large Fabrene bags identified and sealed before being placed on pallets. Shipping of production samples is done by pick-up by Island Gold Mine staff. The core samples are delivered to Lab Expert via transport companies.

1.16.	Mineral Reserve and Mineral Resource Estimates

The successful 2016 drilling campaign at the Island Gold Mine contributed to a significant increase in 2016 Mineral Reserves and Resources:

  Mineral Reserves of 752,200 gold ounces (net of mining depletion), a 34% increase over 2015, at an 11% higher grade of 9.17 g/t.

  Inferred Resources of 995,700 gold ounces, a 30% increase over 2015, at a 20% higher grade of 10.18 g/t, at an average discovery cost of less than $35 per ounce.

Island Gold Mine Mineral Reserves and Resources (December 31, 2016)

Mineral Reserves and Resources
	December 31, 2016			December 31, 2015
Island Gold Mine	Tonnes (MT)	Grade (g/t)	Gold Ounces (000’s)	Tonnes (MT)	Grade (g/t)	Gold Ounces (000’s)
Proven & Probable Reserves	2.6	9.17	752.2	2.1	8.26	561.7
Measured & Indicated Resources	0.5	5.94	91.5	0.3	6.40	71.7
Inferred Resources	3.0	10.18	995.7	2.8	8.49	768.1
Notes to Mineral Reserves and Resources: Mineral Resources presented are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

For the December 31, 2016 Mineral Reserve and Resource estimates, a metal price of CAD$1,500 per ounce of gold was used. The cut-off grade increased from 4.00 g/t gold in 2015 to a range of 4.00 g/t gold for pre-developed areas to 4.35 g/t gold for undeveloped areas.

Mineral Resources were estimated using a block modelling approach with ordinary kriging interpolation. The density used to calculate tonnage varies from 2.80 to 2.82 t/m3.

Capping parameters have been updated following the completion of a statistical study that incorporated new data that included grade reconciliations from actual mining results compiled in 2016. Capping of high grade gold values varies depending on the zone, including 31 g/t gold for the D Zone and 225 g/t gold for the main C Zone. A restricted ellipse of 15 metres x 10 metres x 5 metres was applied to the C Zone composites that were greater than 125 g/t gold.

For Mineral Reserves, dilution estimates increased to an average of 27% (19% in 2015) for long-hole panels and decreased to an average of 22% (30% in 2015) for development in ore.

The overall reserve grade of 9.17 g/t gold represents an 11% increase in grade over 2015. The reserve grade was positively impacted by the increased capping grade and the delineation of high grade resource blocks, partially offset by the restricted ellipses applied to higher grade composites, the slightly overall higher dilution estimates and the removal of the high grade blocks noted in the delineation section.

The Island Gold Mine Reserve and Resource estimate as of December 31, 2016 was performed by M. Raynald Vincent P.Eng. M.P.M., Chief Geologist, and M. Léon Grondin Leblanc, P.Eng., Chief Engineer, both employees of Richmont Mines Inc., and Qualified Persons as defined by NI 43-101. A NI 43-101 technical report has been completed for the Island Gold Mine as of December 31, 2016, and has been filed on SEDAR on March 17, 2017. Factors and parameters used in the determination of the Mineral Reserve and Mineral Resource estimates are based on the knowledge of the employees of the Island Gold Mine as of December 31, 2016.

An external audit of Mineral Resource and Mineral Reserve estimates was completed in January 2017 by Roscoe Postle Associates Inc. (RPA). Based on a desktop review of the Island Gold Mine Mineral Resources, RPA was of the opinion that the Mineral Resource Estimate was reasonable, has been adequately prepared using standard industry practices, and conforms to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions) as incorporated into National Instrument 43-101 (NI 43-101).

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 31

The Mineral Reserve and Mineral Resource estimates were carried out in accordance with NI 43-101 recommendations and regulations. Mineral Resources and reserves were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) classification and adopted by the CIM Council on December 11, 2005. All standards generally accepted in the mineral industry as well as NI 43-101 recommendations and CIM regulations for both Mineral Resource and Reserve estimates have been fully complied with.

xi)	Mineral Reserve Estimates

General

The database and the parameters used to estimate the Mineral Reserves are based on the drilling results from 2016, the forecast for 2017 and information available as at December 31, 2016. The technical parameters were reviewed by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of the Corporation. Thus, both the dilution and the ore-recovery factors by mining methods used in the reserve estimate are based on mining methods. All these factors and parameters will be updated on an annual basis in order to account for changes in mining operations.

The conversion of Mineral Resources to reserves is based on economic studies. As per NI 43-101, only Mineral Resources in the Measured and Indicated categories can be used to establish the estimate of Mineral Reserves.

xii)	Technical Parameters

The main parameters used to estimate Mineral Reserves and Mineral Resources as at December 31, 2016 are as follows:

  A cut-off grade which varies within a range of 4.00 g/t gold for pre-developed areas to 4.35 g/t gold for undeveloped areas, estimated using a gold price of CAN$1,500 per ounce;

  Capping parameters have been updated following the completion of a statistical study that incorporated new data that included grade reconciliations from actual mining results compiled in 2016. Capping of high grade gold values varies depending on the zone, including 31 g/t gold for the D Zone and 225 g/t gold for the main C Zone;

  A minimum true thickness of 2.0 metres based on the mining method (longitudinal long holes);

  An average rock density of 2.82 t/m3 is defined, 2.80 t/m3 for Island Gold lower zones;

  Ore mining recovery: 98% for designed stopes - pillars between stopes have been excluded;

  External dilution: dilution estimates increased to an average of 27% (19% in 2015) for long-hole panels and decreased to an average of 22% (30% in 2015) for development in ore. Dilution is assumed to carry a grade of 0.5 g/t Au;

  Excluded mill recovery of approximately 96.5%.

xiii)	Estimation Methods

At the Island Gold Mine, the Gemcom GEMS 6.7 software was used to prepare the resource estimation. The reserve and resources estimates were calculated following two distinct methods. Reserve estimation was done with block model using an inverse distance squared calculation for Island Main, Lochalsh and Goudreau sectors and also Island Gold lower D, D1, E1E, G and G1 zones. Ordinary kriging has been used for Extension 1 and 2 as well as for Island Gold lower C and B zones.

For all methods used, mineralized intersections were determined for each drill hole and underground development face by the geological department. The diamond drill hole intersections were determined from interpretation on vertical cross-sections and horizontal plans while the development intersections were interpreted using face mapping and assay results of each development face. Each mineralized intersection is tagged in the database according to their respective zone name. Individual pierce points were generated on longitudinal sections for each zone. These longitudinal sections are a representation of an average plane through each mineralized zone.

For the polygonal method, construction of the polygons is completed on longitudinal sections. An area of influence of 20 metres was determined for the development composite and the diamond drill holes. A 10 metre influence was used on the lateral extremities of the development composite to limit their influence. When all polygons are generated, a combination of the development and drill hole pierce points is created. After the ore block limits are determined and the grade and tonnes of each reserve block are calculated, specific dilution and ore recovery are factored into the final reserve estimate.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 32

All of the geo-scientific data collected at the Island Gold Mine are entered into a Gemcom database. Internal procedures have been prepared in order to validate the information in the database. All this work is performed by the Island Gold Mine geology department and all steps, from data entry to layout drawings, follow strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

xiv)	Cut-off Grade

A cut-off grade of 4.00 to 4.35 g/t Au has been estimated depending on depth and development to be done to access areas, and based on recent operating results, adjusted based on budget planning going forward.

xv)	Reserve Classification

More detailed descriptions regarding classification of Mineral Reserves at the Island Gold Mine are set out below.

Proven Mineral Reserves

Ore development was completed above, below or on both levels of the ore block. If only one level was developed, a minimum drill spacing of 20 metres was necessary to confirm the vein continuity. An economic study was done by the engineering department of the Island Gold Mine to validate the block as reserves.

Probable Mineral Reserves

No development was done above or below the ore block. Since the information from the ore development was lacking, a maximum drill hole spacing of 20 metres center to center was necessary to validate the vein continuity inside the ore block. An economic study was done by the engineering department of the Island Gold Mine to validate the block as reserves.

Dilution and mining recovery rates are included in the reserve estimation.

Reserve Table

As of December 31, 2016, the Mineral Reserves of the Island Gold Mine are estimated at:

Reserve Categories	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained

Proven	573,000	8.68	159,800
Probable	1,978,000	9.31	592,400

Proven & Probable Reserves	2,551,000	9.17	752,200

As of December 31, 2016, the Mineral Reserves at Island Gold were 752,200 ounces of gold, calculated using a long-term gold price of CAN$1,500 per ounce.

xvi)	Mineral Resource Estimation

Mineral Resource Classification

Measured Resources: A maximum drill hole spacing of approximately 15 m and associated mining development completed. Mineralization has to be exposed and continuity has been confirmed.

Indicated Resources: A maximum drill hole spacing of 20 m to 25 m between drill holes if no lateral development is above or below the resource outline.

Inferred Resources: These blocks are represented mainly by isolated drill holes where mineralization is interpreted to be the extension of known mineralized zones or areas where the drill spacing is larger. The influence given around one hole to define the inferred resource block depends on the thickness and the geological continuity of the zone and ranges from 10 m to 30 m.

Resource estimation of the Island Gold lower zones:

The C Zone, as well as the other parallel zones that are being defined at depth, are typical of the Island Gold Mine mineralization with decimetre-size grey quartz veins, which often contain visible gold, inside plurimetric altered zones with disseminated pyrite.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 33

Mineral Resources were estimated by 3D block modeling (with block dimensions of 10 metres x 10 metres x 4 metres) with Gems software and using 2 metre composites, with composites of less than 0.75 m discarded.

For lower zones (C, B, G, G1, D1 and Ext2), grade estimation was done by ordinary kriging using parameters that have been defined with a variographic study done on the C Zone and Ext2. For D and E1E zones, grade estimation was done using an inverse distance squared weighted interpolation. Limits are set for the minimum and maximum number of composites to be used for the interpolation and restriction is applied on the number of composites used from each drill hole. Sample search restrictions imposed during grade interpolation ensure that most of the composites within drill hole intersections are used, thereby reducing the risk of biasing the grade estimate. Interpolation is done using 4 consecutive passes with varying restrictions and search ellipse sizes. A restricted ellipse of 15 metres x 10 metres x 5 metres was applied to the C Zone composites that were greater than 125 g/t gold.

A density of 2.80 t/m3 was used for the tonnage calculation of all the lower zones, which is based on one URSTM laboratory measurement completed on a composite sample of four C Zone core intercepts (a density of 2.82 t/m3 is presently used at the Island Gold Mine).

Mineral Resources were estimated using a minimum average grade of 4.50 g/t Au inside the modeled mineralized zone. This cut-off is based on a gold price of $1,500 per ounce. The Mineral Resource area was cut into the C Zone wireframe using an extrapolation of approximately 30 metres from drill hole intercepts, while an extrapolation of about 20 metres was used for the other zones. All the blocks inside the clipped wireframes are accounted for in the Mineral Resource. Inside the Mineral Resource area, the drill spacing average is approximately 50 metres although there are some areas with a larger spacing and some with tighter spacing.

A large portion of the lower C Zone, where delineation and definition drilling and drifting have been completed, is now classified as reserves. The other portions of the C Zone resources, as well as the vast majority of the resource blocks in the other zones, have been categorized as Inferred.

Table of Mineral Resources

As of December 31, 2016, the Mineral Resources of the Island Gold Mine are estimated at:

Resource Categories[1]	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)

Measured Resources	33,500	4.94	5,350
Indicated Resources	445,500	6.01	86,100

Total Measured & Indicated Resources	479,000	5.94	91,450

Inferred Resources	3,042,000	10.18	995,700

1	Mineral Resources presented are exclusive of Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

1.17.	Mining Operations and Metallurgy

The extraction method is by longitudinal long holes with a maximum panel length fixed by a hydraulic radius of 4.5 m.

The Island Gold ore is hauled by truck to the Kremzar mill located approximately 0.8 km from the portal of the ramp. The Kremzar mill is a traditional gold recovery mill using a conventional Carbon in Pulp (“CIP”) process, with circuits for crushing, grinding, gold cyanidation and carbon-in-pulp and two electrowinning (“EW”) cells.

Gold recovery of the CIP circuit at the Kremzar mill is approximately 96.5%.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 34

B.	Quebec Division

1.	Beaufor Mine, Val-d’Or, Quebec, Canada

1.1.	Location and Property Description

The Beaufor Mine property along with other adjacent properties such as Pascalis, Perron, Colombière, Courvan, Perron Blocks 2 and 3 and Beaufor West are located approximately 20 kilometres northeast of the town of Val-d’Or, in the Abitibi-East county, in the Province of Quebec.

1.2.	Description of Mining Titles

The Mineral Resources and Mineral Reserves of the Beaufor Mine extend over three adjacent properties: Beaufor, Perron, and Pascalis. Another group of properties adjacent to the mine includes the Courvan (host of the past producing Bussière Mine), the Colombière, the Perron Block No. 2 and Perron Block No. 3, and the Beaufor West properties.

The following table presents the mining properties with their respective mining titles and areas:

Property	Number of	Area	Expiration date
	mining titles	(ha)
Beaufor	1	112.91	Mining concession 280PTA: 01/31/2018
Colombière	9	220.22	Claims expire on 04/05/2019
Courvan	28	953.36	Mining concession 295 and 280PTB: 01/31/2018 and 26 claims expire on 03/04/2019
Pascalis	1	37.50	Mining Lease BM 750: 06/02/2026
Perron	12	261.99	2 mining leases BM 858: 03/11/2023 and BM 1018: 09/16/2033 and 10 claims expire on 05/04/2019
Perron Blocks 2 and 3	8	164.96	Claims expire 11/23/2018
Beaufor West	4	81.17	Claims expire 09/20/2017
Total	65	1,911.17

In 2016, one claim on the Colombière property and five claims on the Courvan property were acquired by Probe Metals Inc. (“Probe”) while in counterpart, four claims between the Perron Blocks 2 and 3 were acquired from Probe. All of these claims are expected to be renewed before the anniversary date by applying excess credits available or by the execution of the required works. For the mining leases, taxes are paid to the government every year and for mining concessions, geological work is performed to keep them in good standing. Richmont Mines has an internal procedure and an external control to insure appropriate follow up regarding claim expiry dates. All the mining claims, mining concessions and mining leases were in good standing in 2016 and are expected to remain so in 2017.

1.3.	Ownership of Mining Titles

All the mining titles of the Beaufor property are held by Richmont Mines.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 35

1.4.	Mining Royalties

All the Beaufor division’s properties are subject to the payment of royalties and financial contractual obligations.

Beaufor Property (Royalty payable on 50% of the production)

The Beaufor production is subject to a quarterly royalty payment to Hecla Mining Company (formerly Aurizon Mines Ltd):

Gold Price (US$/oz)	Royalties per ounce on 50% of ounces produced
<300	CAN$0.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 – 500	CAN$24.00
>500	CAN$30.00

Perron Property and Perron Block 2 (payable on 100% of the production)

The Perron property is subject to a quarterly royalty payment to Hecla Mining Company (formerly Aurizon Mines Ltd):

Gold Price (US$/oz)	Royalties per ounce produced
<300	CAN$0.00
300 – 325	CAN$17.00
325 – 350	CAN$18.50
350 – 375	CAN$20.00
375 – 400	CAN$22.50
400 – 500	CAN$24.00
>500	CAN$30.00

Perron Block 3

The Perron Block 3 property is subject to a 2% NSR payable to Northwest Gold Corporation (“Northwest”). The Northwest NSR is payable when the gold price is higher than US$300 per ounce.

Pascalis (payable on 100% of the production)

The Pascalis property is subject to a 25% NPI royalty payable to New Pascalis Mines Limited.

Colombière (payable on 100% of the production)

The Colombière property is subject to a 2% NSR payable to IAMGOLD Corporation (formerly Cambior Inc.).

Beaufor West

The Beaufor West property is subject to a 1.5% NSR payable to Mr. Albert Audet and Geostest Corporation Ltd.

1.5.	Environmental Obligations and Permits

Over 75% of the development waste material is either hoisted or trucked from the underground mine to the surface and placed in a waste dump. The waste rock is not acid generating and does not require any particular environmental measures.

The latest revision of the closure plan was submitted in February 2014 in collaboration with ROCHE engineering firm and approved by the Ministère de l’Énergie et des Ressources naturelles (“MERN”) on November 6th, 2014. The next revision must be submitted no later than February 27th, 2019. The total closure cost estimate is $790,100 and only includes the Beaufor Mine site. Camflo Mill is an independent entity that has its own separate closure plan. As of December 31, 2016, Richmont has provided a financial security for the closure costs of the Beaufor Mine site totaling $793,341 to the Québec MERN.

The Corporation is of the opinion that all necessary permits and authorizations have been requested and obtained.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 36

1.6.	Infrastructure

Two active mine shafts are located on the Beaufor Mine site: the Perron No. 5 shaft is currently used for hoisting and the Pascalis shaft is used for the ventilation air intake. A raise between the 1,250 level and surface is used as an escape way. A ramp collar is located 350 metres southeast of the Perron shaft. The ramp provides access to the 350 Zone to the west.

A series of buildings have been erected including warehouses, workshops, garages, core shack and offices.

There are no milling or tailings activities on site.

The waste pad is permitted for a maximum capacity of 880,000 tonnes and currently holds 658,170 tonnes. The waste rock is non-acid generating.

The settling pond has a maximum usable volume of 3,355,000 litres and is sufficient for the mining activities.

There were a total of 138 employees and 28 independent contractors as of December 31, 2016 active at the Beaufor Mine.

1.7.	Location of Mineralized Zones

The mineralized zones, including the Mineral Reserves and Mineral Resources, underground infrastructure and the waste pad are located on mining concession 280 PTA of the Beaufor property, mining lease 750 of the Pascalis property and mining leases 858 and 1018 of the Perron property.

1.8.	Accessibility

The mine can be accessed from Highway 117 by going east from Val-d’Or to the Perron Road, and then north towards the village of Perron. The mine can also be accessed by using the secondary road 397 from Val-d’Or to Val-Senneville, and then going south on Paré Road to the village of Perron.

1.9.	Climate

The average annual precipitation is approximately 914 mm, with the highest level of precipitation occurring in September (approximately 102 mm). Snowfalls occur between October and May, with the greatest amount of snowfall occurring between November and March. The monthly average for that period is about 50 mm (expressed in mm of water).

The average daily temperature in Val-d’Or is 1.2° C, which is slightly above freezing. The average temperature for July reaches 17.2° C, while in January the average temperature falls to –17.2° C. The lowest temperature measured was -43.9° C and the highest temperature measured was 36.1° C. Although the temperature of the area is below the freezing point an average of 209 days per year, mining operations are not affected by the climate.

1.10.	Local Resources and Infrastructure

The area is well served by existing infrastructure and human resources. The population of the city of Val-d’Or is approximately 32,000 people. The city is accessible from the national road network and commercial flights are available daily at the local airport. The town also hosts an appropriate base of suppliers and manufacturers for the mining industry.

A railroad is located a few km to the south of the property and power is supplied by Hydro-Québec.

The ore from the Beaufor Mine is hauled by truck to the Camflo Mill located at an approximate distance of 50 km from the mine site. Waste rock is stored on site.

Skilled administrative personnel, technicians, geologists, mining engineers and experienced miners are available in the area.

1.11.	Physiography

The regional landscape is typical of the Abitibi lowlands, with its small rolling hills and widespread swamps, and its mixed forests of broadleafs and conifers. The forest cover is relatively young, as a forest fire devastated the area in 1942. The elevation is approximately 300 metres above sea-level.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 37

1.12.	Exploration History

Production on the combined Beaufor-Perron-Pascalis properties started in 1933 and ceased in 1951, and restarted during the 1984-1989 period. The mine was reactivated again in 1993 by Aurizon Mines Ltd. (Aurizon) (50%) and Louvem Mines Inc. (Louvem) (50%), and following a development period, commercial production at the Beaufor Mine restarted in January 1996. In August 2000, Aurizon Mines stopped mining operations at the Beaufor Mine. In spring 2001, Aurizon Mines transferred the mining titles of the Perron, Beaufor, Pascalis, Colombière and Courvan properties to Richmont Mines for an amount of CAN$1.8 million. In September 2001, Richmont Mines undertook construction work to secure the stability of the crown pillar and commercial production resumed at the Beaufor Mine jointly with Louvem in January 2002. In March 2010, the Beaufor Mine reached the notable historical production milestone level of 1,000,000 gold ounces over its mine life. In June 2010, Richmont Mines acquired all of the issued and outstanding shares of Louvem not already owned by Richmont Mines. As a result of this transaction, Richmont Mines owns a 100% interest in the Beaufor Mine and has assumed ownership of all Louvem properties.

1.13.	Geological Setting

i)	Regional Geology

The mining city of Val-d’Or is located in the southeastern part of the Abitibi greenstone belt formed of Archean volcanic and sedimentary rocks of the Superior Province. The mining camp of Val-d’Or is located in the Malartic area, which is comprised of a volcanic pile including ultramafic, basaltic and rhyolitic flows. The Bourlamaque granodiorite intrusion hosts significant gold concentrations, namely at the Beaufor Mine.

ii)	Beaufor Mine Geology

The Beaufor, Perron, Pascalis, Colombière and Courvan properties belong to the same gold-bearing hydrothermal system with a similar geometry. The Beaufor deposit is included in the Bourlamaque granodiorite. Gold mineralization occurs in veins associated with shear zones that moderately dip south. The mineralization is associated with quartz-tourmaline veins resulting from the filling of shear and extension fractures. The gold-bearing veins show a close association with mafic dykes intruding on and undercutting the granodiorite. The dykes seem to have influenced the structural control of the gold-bearing veins.

iii)	Mineralization

Gold-bearing veins at the Beaufor Mine consist of quartz-tourmaline-pyrite veins, typical of Archean epigenetic lode gold deposits, that cross-cut the Bourlamaque Batholith. Mafic dykes that predate the mineralization are associated with shear-hosted gold-bearing veins. Shallowly dipping extensional gold-bearing veins are commonly observed at the Beaufor Mine. Shear zones striking N70° and dipping steeply to the southwest control the opening and gold enrichment of veins.

All the gold-bearing veins are contained in a strongly-altered granodiorite in the form of chlorite-silica forming anastomosing corridors of 5 m to 30 m in thickness. The veins at the Beaufor Mine form sometimes panels of more than 300 m in length by 350 m in height. The thickness of the veins varies from 5 cm to 5 m, but generally, the thickness of the quartz veining system 30 cm to 120 cm. The zones are limited by the Beaufor fault (N115° /65° -75° ) and by a parallel system of shears (N70° /sub vertical).

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 38

1.14.	2016 Results

i)	Operating results

Beaufor Mine

	2016	2015	2014

Gold Produced
Ore processed (tonnes)	113,013	125,447	115,573
Head grade (g/t Au)	5.50	6.64	6.86
Gold recovery (%)	98.0	98.6	97.9
Ounces produced	19,562	26,411	24,959

Gold Sold
Ounces sold	19,216	26,875	24,006
Average selling price per ounce	1,647	1,474	1,399
Cash cost per ounce[1]	1,444	991	944
AISC per ounce[1]	1,854	1,212	1,022

Average selling price per ounce (US$)	1,243	1,153	1,267
Cash cost per ounce (US$)[1]	1,090	775	854
AISC per ounce (US$)[1]	1,399	948	925

Sustaining costs	7,871	5,942	1,880
Project capital costs and non-sustaining exploration costs	-	340	1,733

1	Cash costs and all-in sustaining costs (“AISC”) are non-IFRS measures. Refer to the Non-IFRS Performance Measures section on page 5 of this AIF.

Gold production at the Beaufor Mine of 19,562 ounces was 26% lower than 2015, due to a 10% decrease in ore milled combined with 17% lower grades. Ore mined was lower due to non-economic material encountered in some of the planned mining areas, lower than planned mobile equipment availability resulting in a delay in accessing and establishing long-hole mining in the new Q Zone, which impacted both availability of ore and grades milled during the second and third quarter.

In 2015, a 9% increase in tonnage milled was offset by slightly lower grades, resulting in gold production of 26,411 ounces, 6% higher than gold production in 2014.

ii)	Exploration

At the Beaufor Mine, proven and Probable reserves as of December 31, 2016 were 44,920 ounces of gold, a 30% decrease (net of depletion) as compared to 63,850 ounces of gold at the end of 2015.

Measured and Indicated Resources at the Beaufor Mine decreased to 83,700 ounces of gold at the end of December 2016 versus 171,900 ounces of gold at the end of 2015, and 189,850 ounces of gold at the end of 2014. Inferred Resources decreased to 7,500 ounces of gold from 28,000 ounces at December 31, 2015 and 155,600 ounces of gold at December 31, 2014. The decrease in the 2016 Mineral Resources in comparison to the 2015 Mineral Resources is explained by the fact that the 2016 delineation and exploration drilling was unable to offset mining depletion and converted resources. Additionally, following a reassessment of all resource blocks, certain low-grade, uneconomic resource blocks located in the upper part of the mine were removed.

Emphasis of both definition and exploration programs in 2017 will continue to focus on expanding the reserve and resource base of the Beaufor Mine. The Corporation will maintain in 2017 approximately 18,000 m of diamond drilling to better define known mineralization as well as to test lateral and vertical extensions. There are opportunities for resource growth, and the following targets will be drill-tested in 2017:

  Lateral extensions of the Q Zone;

  Q1 Zone located in the footwall of the Q Zone;

  South of the Beaufor Fault;

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 39

  Between the Perron/Central and Beaufor faults.

The geology department of the Beaufor Mine are also developing a surface exploration program on the Richmont land package adjacent to the Beaufor Mine.

iii)	Drilling

At Beaufor Mine, most of the drill holes are planned on vertical cross-sections in order to undercut the shear veins at right angles. Drilling programs are sub-divided into two main categories:

  Exploration drilling using a 40 to 80 metre by 40 to 80 metre grid;

  Definition drilling based on a 10 to 20 metre by 10 to 20 metre grid.

Drilling operations are performed by a drilling contractor, under the supervision of the geological staff at the Beaufor Mine. Underground drill holes are LTK48 (35.3 mm) and BQTK (40.7 mm) core size. The core recovery is better than 90%, including the fault zones where the RQD (“rock quality designation”) is more than 75%. Detailed descriptions of the drill core are prepared in accordance with established Beaufor Mine guidelines by experienced and qualified personnel.

The Corporation is planning 8,000 metres of definition drilling and 7,000 metres of exploration drilling at the Beaufor Mine in 2017.

No surface drilling is planned on the adjacent properties.

iv)	Sampling

Sampling of the rock mass is performed using drill cores and blasted rock. Results of the drill core analyses as well as the grades of ore samples taken in the car wagon are taken into account for Mineral Reserve estimation. The weight of each sample is around 0.5 kg per 5 tonne wagon. For development purposes, the weight of each sample is around 0.5 kg per 12-15 tonnes of blasted rock. There are currently no face-sampling “chips” taken at the Beaufor Mine. Chip sampling at the back of the drifts is carried out in the Q Zone.

In definition drill holes, samples are collected between 0.5 m and 1 metre intervals, and frequently include both vein material and wall rocks, since veins are often less than 1 metre thick. Core recovery is over 90%. The entire core is then analyzed at the chemical assay laboratory.

For exploration holes, the length of the sample varies from 0.5 to 1 metre. The core is sawed in half using a core saw. The recuperation of core is over 90%.

v)	Assays

ALS Minerals Laboratories in Val-d’Or was selected to analyze the samples from the Beaufor Mine. This laboratory is certified ISO 9001-2000 for the Supply of assays and geochemical analysis services by QMI, an ISO certification firm.

vi)	Quality Control

The laboratory’s quality control program, at different steps of the process, includes:

  Crushing, pulverizing, weighing: daily monitoring;

  Fire assay: 1 blank, 2 standards and 3 duplicates are inserted in each batch of 84 samples.

A second quality control program established at the Beaufor Mine involves the insertion of blanks and standards. Furthermore, rejects for all samples exceeding 10 g/t Au and less than 100 g/t Au are systematically re-assayed.

vii)	Security of Samples

Samples are gathered in plastic boxes by the Beaufor Mine geological personnel and stored in a core shack. The samples are collected by the laboratory staff and brought to the laboratory directly. Historical production and milling data indicate reliability of the laboratory results. When there is doubt as to the location of a sample, the sampling number or any other anomaly, the data is not used for resource estimation.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 40

1.15.	Mineral Reserve and Mineral Resource Estimates

In 2016, the Mineral Reserve and Mineral Resource estimates for the Beaufor Mine were performed by the Beaufor Mine staff under the supervision of Bernard Salmon, P.Eng. and Louis Nkoy, P.Eng., employees of Richmont Mines and qualified persons pursuant to NI 43-101. The database, factors and parameters used in the determination of the Mineral Reserves and Resources are based on the available information as of December 31, 2016. However, these parameters are revised on an annual basis in order to take into consideration the experience gathered from the current mining operation.

The Mineral Reserve and Resource estimates are carried out in accordance with NI 43-101. Mineral Resources and Reserves are classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) classification as adopted by the CIM Council on August 20, 2000. All standards generally accepted in the mineral industry as well as NI 43-101 requirements and CIM regulations for both Mineral Resource and reserve estimates have been fully complied with in this study.

A composite table of grades has been prepared for resource modelling based on the current geological interpretation of each of the drilling sections, which are 10 metres to 20 metres apart. The composite values were arranged by zones of economic interest, which allowed for the construction of distinct longitudinal sections for each zone. Each drilling section was projected onto the longitudinal sections, which made it possible to estimate the Mineral Resources. For the drill holes, the gold assays value was cut at 68.5 g/t Au. A maximum value of 16.5 g/t Au is used for the reserve blocks. The blasted rock samples were cut at 16.50 g/t Au for all the zones. A density factor of 2.75 t/m3 is applied to evaluate the tonnage.

All the geo-scientific data collected at the Beaufor Mine is grouped into one database. Internal procedures have been prepared in order to validate the information in the database. All of the work performed by the Beaufor Mine geology department, from data entry to layout drawings follows strict and established procedures, including crosschecks to ensure full validity. Access to all databases is restricted to selected personnel in order to ensure complete integrity.

i)	Mineral Reserve Estimates

The database and the parameters used to estimate the Mineral Reserves are based on past mining experience and the information available as of December 31, 2016. Thus, both the dilution and the ore recovery factors by mining methods used in the reserve estimate are based on actual results obtained in 2016. All these factors and parameters are updated on an annual basis in order to account for changes in the mining operations.

The conversion of Mineral Resources to Reserves is based on economic feasibility. An economic study is done for each resource block or group of resource blocks, and if positive, the resource can be converted into reserve. As per NI 43-101, only Mineral Resources in the Measured and Indicated categories can be used to establish the estimate of Mineral Reserves.

The budgeted costs used are based on actual and historic data of the mining operation and are updated to reflect actual experience and any changes in the prevailing economic situation.

ii)	Technical Parameters

The basis and the parameters used for reserve estimation are given in the following sections.

iii)	Mining Methods

The two major underground extraction methods currently used at the Beaufor Mine are the room and pillar and long hole methods.

iv)	Room and Pillar Mining Method

  Geometry: stope width of 6 metres in the plane of the vein with in-stope pillars of 2.5 metres x 2.5 metres;

  Maximum dip of vein: 40°;

  Ore mining recovery: 80% used in the economic evaluation;

  Internal dilution: the ore block is designed with a true thickness of 2.4 metres. The drilling intercepts are projected to the same lengths. The minimum mining width is 2.4 metres. The dilution grade is assumed to be 0 g/t Au;

  External dilution: a dilution of 5% at a grade of 0 g/t Au is added in the determination of the economic Mineral Reserves.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 41

v)	Long Hole Mining Method

  Geometry: maximum panel length of 25 metres;

  Minimum dip of vein: 45°;

  Ore mining recovery: 100% for designed stopes with all pillars between stopes clearly identified during the process of Mineral Reserve estimation, and 90% for the stopes not yet designed;

  Internal dilution: minimum mining width is 2.4 metres. The drilling intersections are projected to a minimum width of 2.4 metres;

  External dilution: a dilution rate of 10% for waste at a grade of 0 g/t Au is assumed for primary stopes.

vi)	Cut-off Grades

Cut-off grade averages have been calculated based on both developed and un-developed workings for the two major mining methods used at the Beaufor Mine, which are room and pillar and long hole.

The main criteria are as follows:

  No profit margin is built into the estimate;

  Deferred development costs or capital expenditures are not used;

  Only the price of gold is taken into account in the economic calculation;

  The price of gold used was $1,500 per ounce;

  Operating costs include fixed and variable costs (production and development) based on the results from January 2015 to November 2016 for each method.

Results of the cut-off grade study by mining method for both developed and undeveloped underground workings are listed in the following table:

Mining Method	Workings	Cut-off Grade
		(g/t)
Room and pillar	Developed	4.84
Room and pillar	Undeveloped	5.63
Long hole	Developed	4.14
Long hole	Undeveloped	4.92

vii)	Mineral Reserve Classification

More detailed descriptions about the classification of reserves at the Beaufor Mine are detailed below.

Proven Mineral Reserves

At the Beaufor Mine, Proven reserves are based on ore blocks developed from drifts or raises up to a maximum of 8 metres from these openings. The level of accuracy of the economic evaluation in the estimation of reserves is that of a feasibility study.

Probable Mineral Reserves

The Mineral Reserve estimate in the Probable category is based on an economic study in order to determine the economically mineable part of an Indicated Mineral Resource. At the Beaufor Mine, Probable Reserves extend to a maximum of 20 metres from drilling data. Dilution and mining recovery rates are included in the reserve estimation.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 42

Mineral Reserve Table

In accordance with the Mineral Reserve estimation, the Mineral Reserves of the Beaufor Mine as at December 31, 2016, are estimated as follows:

Category of reserves	Tonnes	Grade	Au
	(metric)	(g/t Au)	(oz)
Proven	32,000	6.77	7,010
Probable	171,500	6.87	37,910

Total (Proven + Probable)	203,500	6.85	44,920

  CIM definitions were followed for Mineral Reserves.

  Mineral Reserves are estimated at a variable cut-off grades ranging from 4.14 g/t Au (long hole) to 5.63 g/t Au (room-and-pillar).

  Mineral Reserves are estimated using a long-term gold price of $CAD 1,500 per ounce.

  A minimum horizontal vein width of 2.40 m was used.

  A specific gravity value of 2.75 t/m3 was used.

  Stope dilution factors of 10% for long-hole and 5% for room-and-pillar were used.

  A dilution grade at 0.0 g/t was used.

  Mineral Reserve Recovery factors of:

    100% for long-hole stopes for which permanent pillars have been laid out and excluded from Mineral Reserves.

    90% for long-hole stopes for which permanent pillars have not been laid out.

    80% for room-and-pillar stopes for which permanent pillars have been laid out and excluded from Mineral Reserves.

viii)	Mineral Resource Estimation

Mineral Resource Classification

Measured Mineral Resources at the Beaufor Mine were confirmed by underground excavation and are extended over 8 metres from these openings following the dip of the zone. Indicated Mineral Resources are defined by drilling using a 10 to 20 metre by 10 to 20 metre grid, whereas Inferred Mineral Resources are defined by drilling using an 40 metre by 40 metre grid or more. At most, a 20 metre by 20 metre polygon is applied to each drill hole within the area used to calculate the volume of the Indicated Mineral Resources, and a 40 metre by 40 metre polygon is used in the estimation of Inferred Mineral Resources.

Table of Mineral Resources

The Mineral Resources at the Beaufor Mine as of December 31, 2016 were estimated as follows:

Resource Category	Tonnes[2]	Grade[2]	Au
	(metric)	(g/t Au)	(oz)
Measured	53,000	6.27	10,700
Indicated	300,000	7.57	73,000

Total (Measured + Indicated)	353,000	7.37	83,700

Inferred	36,000	6.44	7,500

  CIM definitions were followed for Mineral Resources.

  Mineral Resources are estimated at variable cut-off grades ranging from 4.14 g/t Au (long hole) to 5.63 g/t Au (room-and-pillar).

  Capping of high grades values at 68.5 g/t Au, and capping of drill hole intersections at 16.5 g/t over 2.40 m

  Mineral Resources are estimated using a long-term gold price of $CAD 1,500 per ounce.

  A minimum horizontal vein width of 2.40 m was used.

  A specific gravity value of 2.75 t/m3 was used.

  Polygonal method as estimation method.

  Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 43

1.16.	Mining Operations and Metallurgy

The two major underground mining methods currently used at the Beaufor Mine are the room and pillar and long hole methods.

Ore from the Beaufor Mine is trucked to the Corporation’s 100% owned Camflo Mill, which is located approximately 49 kilometres from the mine site. The Camflo Mill, with a rated capacity of 1,200 tonnes per day, is a Merrill-Crow conventional type mill with circuits for crushing, grinding, gold cyanidation and precipitation using zinc powder.

The historic average rate of recovery of the mill is 98% when ore extracted from the Beaufor Mine is milled. No major operating problems have been experienced at this mill and none are anticipated in the near future. The usual maintenance and repairs are carried out when deemed appropriate.

1.17.	W Zone Mine

There was no gold production from W Zone Mine in 2016 and 2015, as the mine was closed in the second quarter of 2014. In 2014, the W Zone Mine produced 4,900 ounces of gold at a cash cost of $989 (US$896) per ounce and AISC of $1,007 (US$912) per ounce.

2.	Monique Mine, Val-d’Or, Quebec, Canada

The Monique Mine is located 25 km east of Val-d’Or, in the province of Quebec. The property is located approximately 10 km east of the Beaufor Mine and 50 km from the Corporation’s Camflo Mill.

The mining lease (1012) was obtained on February 14, 2012, from the Ministère de l’Énergie et des Ressources naturelles du Québec, and the environmental certificates of authorization for an open pit operation were received at the beginning of 2013. Open pit mining ended in January 2015, and surface infrastructure was removed during the year. The stockpile remaining at the end of 2015 was processed in the first quarter of 2016 and there was no production at the Monique Mine for the remainder of the year. The Camflo Mill processed 16,063 tonnes of the Monique stockpile at an average grade of 2.31 g/t gold and produced 1,165 ounces of gold for the year. Monique mine is now closed.

i)	Operating results

	2016	2015	2014

Gold Produced
Ore processed (tonnes)	16,063	224,673	283,009
Head grade (g/t Au)	2.31	2.37	2.71
Gold recovery (%)	97.6	96.7	96.0
Ounces produced	1,165	16,580	23,675

Gold Sold
Ounces sold	1,171	17,657	23,490
Average selling price per ounce	1,581	1,486	1,387
Cash cost per ounce[1]	1,182	779	907
AISC per ounce[1]	1,186	795	955

Average selling price per ounce (US$)	1,193	1,162	1,256
Cash cost per ounce (US$)[1]	893	610	821
AISC per ounce (US$)[1]	896	623	864

Sustaining costs	-	277	1,119
Project and non-sustaining exploration costs	-	-	2

1	Cash costs and all-in sustaining costs (“AISC”) are non-IFRS measures. Refer to the Non-IFRS Performance Measures section on page 5 of this AIF.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 44

On January 16, 2017, Richmont signed an agreement with Probe to sell an interest of up to 60% in the Monique property. Probe needs to make expenditures in the amount of $0.5 million annually, from January 16, 2018 to January 16, 2021. Subject to completion of the option, the Corporation will transfer to Probe an undivided 60% legal and beneficial interest in the Monique property and the parties will then form a joint venture. Probe will be the operator with all responsibility for the operations of the property. Probe shall be responsible for the remediation of all surface and environmental disturbances resulting from all activities on the property. The parties shall be responsible for the closure liabilities up to $1.5 million on a pro rata basis and Richmont will be solely responsible for any liabilities in excess of such amount.

C.	Exploration Projects and Other Properties

1.	General

Richmont Mines owns or holds interests in many mining properties at different stages of exploration. The following table outlines Richmont Mines’ interest in its exploration properties as at December 31, 2016.

Property	Year of acquisition	Number of Mining titles	Participation[1]
Quebec
Wasamac	1988	15	100%
Camflo Northwest	2005	13	80%
Ontario
Sewell	2002	6	100%
Cripple Creek	2002	27	100%

1	The Corporation will be required to pay royalties if some of these properties are brought into commercial production.

The following table presents Richmont Mines’ exploration expenses in 2014, 2015, 2016 and the budgeted estimated amounts for 2017 (in thousands of CAN$).

(in thousands of $)	2017	2016	2015	2014
	$	$	$	$
	Estimated
Exploration costs – Mines
Island Gold	15,720	14,802	4,600	771
Beaufor	620	2,027	2,679	1,733

	16,340	16,829	7,279	2,504
Exploration costs - Other properties
Wasamac	1,450	72	94	169
Monique	-	-	-	2
Other	170	28	32	154
Project evaluation	1,040	743	521	357

Exploration and project evaluation before depreciation and exploration tax credits	19,000	17,672	7,926	3,186
Depreciation	-	39	41	71
Exploration tax credits	-	685	(532)	515

	19,000	18,396	7,435	3,772

In November 2016, Chalice Gold Limited had entered into a binding option and farm-in term sheet with Richmont Mines to acquire a 70% interest in the Chimo group of properties. Chalice may acquire the interest through total option payments of $200,000 and incurring exploration expenditures of $3.1 million over four years. Chalice shall grant a 1% Net Smelter Royalty to Richmont on claims with no existing royalty.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 45

2.	Francoeur Property, Rouyn-Noranda, Quebec, Canada

The Francoeur Mine was closed on November 30, 2012 and ceased mining operations on March 6, 2013 (within the meaning of federal regulations).

On March 3, 2016, Globex Inc.(“Globex”) announced that it has signed a Binding Letter of Intent with Richmont Mines Inc. wherein Globex will acquire 100% interest in the Francoeur Mine, Arntfield Mine and a large package of mining concessions, mining leases and claims in Beauchastel and Dasserat Townships, west of Rouyn-Noranda, Quebec. Globex has agreed to pay Richmont a 1.5% Net Smelter Royalty (NSR) on a portion of the property that includes the former Francoeur mine and Arncoeur property up to a total of $1,300,000 after which the NSR will be reduced to 0.5% NSR. The transaction was finalized in July 2016.

As part of the transaction, Globex has transferred title of 11 claims located in Beauchastel Township adjoining the East boundary of Richmont’s Wasamac gold property to Richmont. These claims will be subject to a 0.5% NSR. More details are provided in the March 3, 2016 press release issued by Globex.

3.	Wasamac, Rouyn-Noranda, Quebec, Canada

3.1.	Location and Property Description

The Wasamac property is located approximately 15 km west of Rouyn-Noranda, Quebec, within the heart of the Abitibi gold mining district.

3.2.	Description of Mining Rights

The Wasamac property consists of 3 mining concessions (CM 349, CM 364, and CM 370 for 757.65 ha) and 12 mining claims which cover a total area of 1,149.33 hectares in the Beauchastel township.

3.3.	Ownership of Mining Rights

The Corporation owns 100% of the Wasamac property.

3.4.	Mining Royalties

There are no royalties or back-in-rights related to any of the mining concessions. There is a 0.5% NSR payable to Globex on the 11 claims which were acquired as part of the Francoeur transaction.

3.5.	Location of Mineralized Zones

The main mineralized zones currently known on the Wasamac property are located within the Wasa shear zone. This shear zone runs through the center of the property, and has an east-west orientation and a dip of about 50° to the North.

3.6.	Exploration History

In 2002, Richmont re-activated exploration work on the Wasamac property in an attempt to evaluate the down plunge extension of zones 1 and 2 at depth.

In 2011, a total of approximately 52,000 metres of drilling was completed on the Wasamac property.

In March 2012, the Corporation announced the results of an independent NI 43-101 compliant Preliminary Economic Assessment (“PEA”) for the Wasamac gold project. According to the PEA which assumed a gold price of CAN$1,350 (US$1,300) per ounce, the estimated total potential mine life would be 14 years with production of 6,000 tonnes per day, and an annual production of 140,000 ounces of gold. The PEA similarly estimated that the total life of mine recovered production would be 1.75 million ounces of gold at an average cash cost of CAN$716 per ounce, or CAN$46.15 per tonne. The undiscounted cash flows of this project were estimated to be CAN$405 million with an internal rate of return of 7% and a payback of 8 years. This PEA was based on a NI 43-101 compliant Mineral Resource estimate of 556,385 Au ounces of Measured and Indicated Resources and 2,130,532 Au ounces of Inferred Resources.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 46

Following 2012 drilling results, Measured and Indicated Resources were estimated at 15.2 million tonnes at a grade of 2.86 g/t for 1.4 million ounces of gold and Inferred Resources were estimated at 18.8 million tonnes at a grade of 2.66 g/t for 1.6 million ounces of gold. In November 2012, Richmont announced that scheduled technical work and permitting efforts would continue as planned in 2013 at Wasamac; however, no additional exploration and development activities would be undertaken on the asset. This decision was made following several months of project optimization studies, which caused Richmont to conclude that alternative scenarios did not currently offer a meaningful economic improvement in the current gold price environment, over the initial Preliminary Economic Assessment outlined in the Corporation’s March 28, 2012 press release.

3.7.	Geological Setting

i)	Mineralization

The Wasa shear zone runs east-west through the centre of the property. This shear zone, which trends at an azimuth of 265°, has a 50-60° dip to the north and a maximum thickness of 80 metres. To the west, the shear zone splits into two separate branches and becomes thinner, while to the east, the shear zone weakens as well and displays an average thickness of 25 metres. This shear zone is characterized by the development of a strong mylonitic fabric and an intense hydrothermal alteration which completely destroyed the primary structures and textures of the protolith. Mineral assemblages of rocks within the shear zone consist of chlorite, carbonate, hematite, albite and sericite in the middle of the zone. Gold is associated with a dissemination of fine pyrite in the altered portions of the shear zone.

3.8.	Drilling

i)	2016 Program

One exploration hole was completed at the beginning of 2016 to test the extension of a small gold mineralized zone located south of the Wasamac shear zone, and to keep the mining titles in good standing. Only a few minor gold values were encountered.

3.9.	Mineral Resource Estimates

The Mineral Resource estimation was carried out by Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines, a member of a professional association and a qualified person as defined by NI 43-101.

The Mineral Resource inventory was realized in accordance with the recommendations as set by NI 43-101. The classification of the Mineral Resources follows the general guidelines as adopted in December 2005 by the CIM council.

i)	Technical Parameters

The Mineral Resource estimate were done using all of the assay results of the 2012 drilling program, and integrating a re-interpretation of the continuity of the mineralized bodies in the Wasamac shear zone.

The method and parameters used for the resource estimation were as follows:

  Grade estimation was done by ordinary kriging using parameters based on a statistical study on gold and silver, that has been completed by Belzile Solutions Inc. using the majority of 2012 results.

  Inside the modeled mineralized zones the criteria to define the Mineral Resource was a minimum of 4 m true width with a minimum average grade of 1.5 g/t of gold. This cut-off was established using a gold price of US$1,450/oz and an exchange rate of 1.00. To calculate the Mineral Resources inside each zone, lines were traced on a longitudinal section (to define blocks with at least a minimum true width of 4 metres and a minimum average grade of 1.5 g/t Au) and used to clip the blocks. Only the blocks inside the line were put into the Mineral Resources.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 47

ii)	Mineral Resource Estimation

Table of Mineral Resources

Following the Mineral Resources estimation, the Mineral Resources at Wasamac as of December 31, 2012 were estimated as follows:

Resource Category[1]	Tonnes[2]	Grade[2]	Grade	Au	Ag
	(metric)	(g/t Au)	(g/t Ag)	(oz)	(oz)
Measured	3,124,500	2.75	0.02	276,550	2,500
Indicated	12,127,000	2.89	0.71	1,125,700	277,500

Total (Measured + Indicated)	15,251,500	2.86	0.57	1,402,250	280,000

Inferred	18,759,000	2.66	1.73	1,605,400	1,044,000

1	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2	Tonnage and grades of these resources do not include any dilution and have not been corrected by a mining recovery factor.

D.	National Instrument 43-101 – Standards of Disclosure of Mineral Projects

Mineral Reserve and Mineral Resource estimations for the Corporation’s material properties were established by “qualified persons” as defined under NI 43-101, and their names are set out in the table below. These reserve and resource estimations were supervised by Mr. Daniel Adam, P.Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines.

Mines	Qualified Persons	Titles
Beaufor Mine	Bernard Salmon, P.Eng. Louis Nkoy, P.Eng.	Manager, Resources and Project Evaluation, Corporate division Chief Engineer
Island Gold Mine	Raynald Vincent, P.Eng., M.G.P. Léon Grondin Leblanc, P.Eng.	Chief Geologist Chief Engineer
Wasamac Project	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division
Monique Mine	Daniel Adam, P.Geo., Ph.D.	Vice-President, Exploration, Corporate division

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 48

E.	Table of Mineral Reserves and Resources

Richmont Mines 2016 Reserve and Resource Estimates[1]
	December 31, 2016			December 31, 2015
	Tonnes	Grade		Tonnes	Grade
	(metric)	(g/t Au)	Ounces	(metric)	(g/t Au)	Ounces
Island Gold Mine
Proven Reserves[2]	573,000	8.68	159,800	363,500	7.53	87,900
Probable Reserves[2]	1,978,000	9.31	592,400	1,752,000	8.41	473,800
Total Proven & Probable Reserves[2]	2,551,000	9.17	752,200	2,115,500	8.26	561,700
Measured Resources	33,500	4.94	5,350	7,500	5.80	1,350
Indicated Resources	445,500	6.01	86,100	341,000	6.42	70,350
Total Measured & Indicated Resources	479,000	5.94	91,450	348,500	6.40	71,700
Inferred Resources	3,042,000	10.18	995,700	2,815,000	8.49	768,050
Beaufor Mine[2]
Proven Reserves[2]	32,000	6.77	7,010	35,600	7.31	8,350
Probable Reserves[2]	171,500	6.87	37,910	266,500	6.48	55,500
Total Proven & Probable Reserves[2]	203,500	6.86	44,920	302,100	6.57	63,850
Measured Resources	53,000	6.27	10,700	109,000	5.32	18,600
Indicated Resources	300,000	7.57	73,000	734,000	6.50	153,300
Total Measured & Indicated Resources	353,000	7.37	83,700	843,000	6.34	171,900
Inferred Resources	36,000	6.44	7,500	135,000	6.44	28,000
Monique Property[3]
Indicated Resources	107,500	4.88	16,850	107,500	4.88	16,850
Wasamac Gold Property[4]
Measured Resources	3,124,500	2.75	276,550	3,124,500	2.75	276,550
Indicated Resources	12,127,000	2.89	1,125,700	12,127,000	2.89	1,125,700
Total Measured & Indicated Resources	15,251,500	2.86	1,402,250	15,251,500	2.86	1,402,250
Inferred Resources	18,759,000	2.66	1,605,400	18,759,000	2.66	1,605,400
Francoeur Gold Property[5]
Measured Resources				40,000	5.89	7,600
Indicated Resources				280,000	6.55	59,000
Total Measured & Indicated Resources				320,000	6.47	66,600
Inferred Resources				18,000	7.17	4,150
Total Reserves & Resources
Proven & Probable Reserves	2,754,500	9.00	797,120	2,417,600	8.05	625,550
Measured & Indicated Resources	16,191,000	3.06	1,594,250	16,870,500	3.19	1,729,300
Inferred Resources	21,837,000	3.72	2,608,600	21,727,000	3.44	2,405,600

1	Mineral Resources presented are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2	In 2016, based on a gold price of CAN$1,500/oz; in 2015, based on a gold price of US$1,080/oz and an exchange rate of CAN$1.2037 = US$1.00.
3	Monique Mineral Resources are located underground directly below the open-pit.
4	Underground Mineral Resources established as of December 31, 2012.
5	Francoeur Mine closed in November 2012 and sold in 2016.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 49

F.	Other Aspects of the Business

1.	Camflo Mill Inc.

The Camflo Mill processed 129,076 tonnes from Richmont’s Quebec operations during the year, a 63% decrease from the 350,120 tonnes processed in 2015. This decrease was largely attributable to the depletion of the stockpile at the Monique Mine. In 2016, Camflo processed 16,063 tonnes of the Monique stockpile as compared to 224,673 tonnes of Monique ore and low-grade stockpile in 2015.

In 2016, Camflo custom milled 69,589 tonnes (55,337 tonnes in 2015) of ore from local mining companies in the Abitibi region, to utilize part of the excess milling capacity. Richmont is actively looking for potential clients for custom milling, as the contracts ended in July 2016 and are not guaranteed to be renewed in the near future.

The Camflo Mill processed 435,371 tonnes in 2014, when the Beaufor Mine and the Monique Mine had a full year of commercial production. Ore from the W Zone was available only for the first half of 2014 as W Zone operations ceased at the end of June 2014.

2.	Environmental Obligations and Permits

The revision of the closure plan of the Camflo Mill was submitted to MERN in February 2014 and approved on November 2014. The next version of the closure plan has to be submitted before February 2019. The final payment of the financial guarantee was made in November 2016.

In 2015, an authorization for a dust collector was obtained as well as an authorization for a new refinery inside the mill. The same year, a Certificate of Approval (MDDELCC) was issued for an upgrade of the tailing facility.

In 2016, several studies were submitted to MDDELCC in accordance with the Industrial Waste Reduction Permit (Depollution Attestation).

The Corporation is of the opinion that all necessary permits and approvals have been sought and obtained.

3.	Gold Marketing and Sales

The profitability of gold mining is directly related to the market price of gold as compared to the cost of production. Gold prices fluctuate widely and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates (specifically the U.S. dollar relative to other currencies), interest rates, global and regional political and economic situations and governmental policies with respect to gold holdings by a nation’s central bank. The demand and supply of gold usually affect gold prices but not necessarily in the same manner as supply and demand affect the prices of other commodities. The amount of gold available for sale includes a combination of mine production, stock and gold bullion held by governments, public and private financial institutions, industrial organizations and private individuals. As the amounts produced in any single year account for a small portion of the total available supply of gold, normal variations in current production do not have a significant impact on the supply of gold or its price.

The following table sets out the annual average gold price (London PM fix) in U.S. and in CAN over the past five years:

	(US$)	(CAN$)

2012	1,669	1,668
2013	1,411	1,453
2014	1,266	1,398
2015	1,160	1,483
2016	1,251	1,657

Gold can be sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Richmont Mines is not dependent upon the sale of its gold to any one customer because of the large number of available gold purchasers.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 50

Gold dore bars are transported between the mills and the refinery by commercial armoured trucks. These bars are refined at the Royal Canadian Mint of Ottawa refinery under a service contract at competitive rates. Refined metal is sold on the spot market to commercial bullion dealers (or under forward sales contracts if previously approved by the Corporation’s Board of Directors).

In 2016, 2015 and 2014, Richmont Mines did not enter into any gold derivatives contracts.

4.	Environment

Richmont Mines’ principal business activities include the production of gold from mining development, extraction and processing of minerals, and mining exploration to maintain and increase its ore reserves. These operations are subject to various levels of control and strict government regulations, such as laws and regulations with respect to activities related to natural resources and the protection of the environment.

Environmental protection legislation applicable to the Canadian mining industry mandates high standards for the reduction or elimination of emissions, deposits, and issuance or release into the environment of contaminants caused by the extraction or processing of ore. In addition, certificates of authorization must be obtained in advance for the construction and commercial operation of a mine, plant, concentrator or refinery, since such types of operations that are specific to the mining industry may result in emissions, deposits, issuance or release of contaminants into the environment or may affect the quality of the environment.

Richmont’s main goal is to safeguard the environment, educate its employees and communities about its environmental programs/commitments, and apply best management practices to prevent or mitigate any potential environmental impact. Richmont’s operations use a range of materials and consumables, which are managed to ensure protection of the human and biophysical environments and the recycle or reuse these materials wherever practical. Continuous improvemental programs at Richmont’s operations also help identify opportunities for increasing efficiency in the use of these materials. Effluents and waste produced at the operations are managed through programs in place, to ensure their disposal (where necessary) are compliant with the permits, and local, provincial and federal regulations and standards.

At the closure and rehabilitation stages, Richmont, has and will, ensure public safety and protection of the environment by eliminating hazards, and restore the sites to a condition acceptable to regulators and communities, for which the costs have been guaranteed with the relevant governments. At the end of 2016, Richmont Mines had guaranteed the restoration of its mining sites through letters of credit, in the amount of $5.1 million, $0.1 million in restricted deposits with the Quebec government and $0.7 million in restricted deposits with the Ontario government.

4.1.	Quebec & Ontario

Provincial legislation in Quebec and Ontario in mining matters includes the acquisition and ownership of mining titles, safety standards, royalties and mining taxes. The Mining Act provides for the rehabilitation and restoration of lands affected by mining activities. In Ontario, approval for any plan for the rehabilitation and restoration of land affected by a Corporation’s operations is given by the Ministry of Northern Development and Mines (“MNDM”), while in Quebec it is given by the Ministère de l’Énergie et des Ressources naturelles (“MERN”). Corporations must comply with the plan and provide a financial guarantee to that effect.

In Quebec, when a corporation commences mining operations, it must submit its rehabilitation and closure plan before the beginning of its activities. In Ontario, the plan must be approved before the beginning of commercial production; moreover, a local public consultation must also be held.

The Ministries may enjoin a corporation that has already ceased its mining operations on a particular site to perform the rehabilitation and restoration work required by the presence of tailings. In the event that the Corporation does not comply with such requirements, the MRN and the MNDM may have the rehabilitation and restoration work executed by a third party, at the Corporation’s expense.

Richmont Mines does not foresee any specific difficulty in meeting the requirements under the Mining Act (Quebec) and the Mining Act (Ontario).

Richmont Mines holds certificates of authorization issued by the Ministère du Développement durable, de l’Environnement, et de la Lutte contre les Changements Climatiques (the “MDDELCC”) with respect to its mining operations in Quebec (Beaufor Mine, Monique Mine and Camflo Mill) and by the Ontario’s Ministry of the Environment for its Island Gold Mine, located in Ontario.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 51

5.	Employees

Richmont Mines offers its employees a compensation package including attractive benefits and an equity-based plan for management. The Corporation employed a total of 491 workers and 286 contractors at December 31, 2016, versus 435 workers and 393 contractors at December 31, 2015. At December 31, 2014, the Corporation employed 373 workers and 212 contractors.

The Camflo Mill has successfully renewed its collective agreement that expired on December 31, 2015 for another three-year period ending December 31, 2018. The employees at the Beaufor Mine were unionized in October 2016. As at December 31, 2016, the management of the Corporation had not received any proposal from the Union for a collective agreement.

IV CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information has been derived from the consolidated financial statements included in the Richmont Mines annual report for the year ended December 31, 2016, and should be read in conjunction with these statements and the accompanying notes. This selected consolidated financial information is established in accordance with International Financial Reporting Standards (IFRS).

A.	For the Last Three Fiscal Years

	Years ended December 31
	(thousands of Canadian dollars except per share data)
	2016	2015	2014

Revenues	168,700	143,733	132,196

Net earnings	12,467	6,788	8,182

Adjusted net earnings[1,2]	13,173	7,602	8,182

Net earnings per share	0.20	0.12	0.18

Operating cash flow, after non-cash working capital adjustments	48,164	42,364	27,279

Total assets	252,493	207,052	148,771

Non-current long-term debt	6,513	7,264	5,724

Shareholders’ equity	202,455	153,602	107,957

Operating cash flow, after non-cash working capital adjustments[1]	0.79	0.74	0.60

1	Non-IFRS financial performance measure. For further information, please refer to section “Non-IFRS Financial Performance Measures” on page 5 of this AIF.
2	Adjusted net earnings exclude the changes in asset retirement obligations at closed site of $814 and $263 for 2015 and 2016 respectively and the changes in deferred share units liability related to stock price of $443 in 2016.

B.	Dividend Policy

The Corporation has not declared or paid any dividends on its common shares since its incorporation. Richmont Mines has no current plans to pay dividends on its common shares. Its current policy is to retain earnings to finance its capital expenditures and exploration programs. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 52

V CAPITAL STRUCTURE

Richmont Mines’ capital stock is composed of an unlimited number of common shares, with no par value.

Common shares (in thousands)

	2016	2015	2014

Weighted average outstanding	61,039	56,936	45,261
Issued and outstanding (December 31)	63,030	58,340	48,276
Diluted (December 31)	66,040	62,345	52,987
Closing price on December 31 (TSX)	$8.72	$4.44	$3.69

The holders of the common shares are entitled to one vote per share at all of the Corporation’s shareholder meetings, to dividends, if and when they are declared by the directors of the Corporation, and to the distribution of the residual assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation.

Repurchase of Shares

The Corporation did not repurchase any common shares in 2016.

Omnibus Long-Term Incentive Plan

The Corporation offers a long-term incentive plan that permits the granting of options (“Options”), restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, senior executives and other employees, consultants and service providers providing ongoing services to the Corporation.

In May 2015, the Corporation established a deferred share unit (DSU) plan for its directors. The value of an outstanding DSU, on any particular date, is equal to the market value of a common share of the Corporation at such date. DSUs are granted to directors and must be retained until the director leaves the Corporation’s Board of Directors (Board), at which time, the Board elects one or any combination of the following payment methods: (a) issuing common shares from treasury, (b) purchase shares on the market or (c) paying cash. If the Board does not elect for the payment method, the obligation is automatically settled in cash.

Market for securities

The Corporation’s common shares are listed on the Toronto Stock Exchange (TSX) and on January 18, 2017, the Corporation transferred the listing of its shares from the NYSE MKT to the New York Stock Exchange (NYSE), continuing under the “RIC” trading symbol.

Toronto Stock Exchange (TSX) (CAN$)
2016	Share Volume	High	Low	Close
January	2,551,202	$5.27	$4.39	$5.04
February	5,183,340	$6.90	$4.86	$6.32
March	7,054,788	$7.50	$5.99	$7.32
April	7,821,932	$9.86	$7.13	$9.76
May	9,446,179	$11.54	$8.85	$10.20
June	6,905,971	$12.47	$9.67	$11.99
July	5,664,134	$14.55	$12.01	$14.53
August	8,616,534	$14.99	$10.44	$11.04
September	11,087,714	$15.01	$10.83	$13.22
October	5,145,593	$13.32	$10.92	$12.70
November	7,955,057	$13.38	$8.33	$8.70
December	7,771,886	$9.61	$7.36	$8.72
Annual summary	85,204,330	$15.01	$4.39	$8.72

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 53

New York Stock Exchange MKT (NYSE MKT) (US$)
2016	Share Volume	High	Low	Close
January	5,221,322	$3.75	$3.01	$3.62
February	8,966,756	$5.00	$3.46	$4.67
March	8,387,049	$5.81	$4.45	$5.64
April	8,920,908	$7.82	$5.50	$7.78
May	11,568,436	$8.97	$6.87	$7.81
June	9,636,926	$9.59	$7.38	$9.21
July	7,061,748	$11.17	$9.20	$11.12
August	11,182,352	$11.48	$8.10	$8.39
September	31,110,887	$11.66	$8.23	$10.05
October	8,124,451	$10.16	$8.23	$9,40
November	9,058,110	$10.00	$6.15	$6,40
December	12,246,034	$7.15	$5.45	$6,50
Annual summary	131,484,979	$11.66	$3.01	$6.50

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 54

VI DIRECTORS AND OFFICERS

Names, municipalities of residence, offices and principal occupations of the directors and executives officers of the Corporation are as follows:

Residence Name and Municipality of	Office held Corporation with the	Occupation Principal	Director or Officer since	Number of shares owned on March 2017[1] 22,	Number of options held on March 2017 22,	RSUs	DSUs
Renaud Adams, Eng. Oakville, ON, Canada	President and CEO	President and CEO of Richmont Mines Inc.	Nov. 17, 2014	113,259	771,355	95,903	-
René Marion, P.Eng.[3,4] Toronto, ON, Canada	Chairman of the Board	Retired, Corporate Director	Nov. 6, 2013	25,000	16,667	11,000	43,145
Elaine Ellingham, P.Geo., M. Sc., MBA[2,3,5] Toronto, ON, Canada	Director	Management Consultant	Feb. 4, 2010	34,196	153,867	11,000	28,764
Michael Pesner, CPA, CA2,4,5 Montreal, QC, Canada	Director	President, Hermitage Canada Finance Inc.	Nov. 1, 2010	10,000	63,001	11,000	28,764
Peter Barnes, FCPA, FCA, ICD.D2,3,4,5 North Vancouver, BC, Canada	Director	Retired, Corporate Director	Feb 24, 2016	17,100	100,000	6,667	10,764
Daniel Adam, P.Geo., Ph.D.[6] Rouyn-Noranda, QC, Canada	Vice-President, Exploration	Vice-President, Exploration of Richmont Mines Inc.	Mar 10, 2008	66,414	62,354	18,564	-
Christian Bourcier, Eng.,[7] Val-d’Or, QC, Canada	Vice-President, Operations	Vice-President and Chief Operating Officer of Richmont Mines Inc.	Jan. 13, 2016	-	121,643	9,687	-
Nicole Veilleux, CPA, CA8 Rouyn-Noranda, QC, Canada	Vice-President, Finance	Vice-President, Finance of Richmont Mines Inc.	Mar 1, 2006	33,833	144,185	21,561	-
Steve Burleton Toronto, ON, Canada	Vice-President, Business Development	Vice-President, Business Development	Feb 23, 2015	12,971	96,319	22,952	-
Anne Day[9] Toronto, ON, Canada	Vice-President, Investor Relations	Senior Vice- President, Investor Relations	Sep 15, 2015	16,538	112,829	17,341	-
Mélissa Tardif Ste-Gertrude-Manneville, QC, Canada	Lawyer and Corporate Secretary	Lawyer at Richmont Mines Inc.	May 9, 2013	1,821	10,000	5,227	-

1	As the Corporation has no direct knowledge of the number of shares controlled by the above-mentioned directors and officers, the information was provided by each of them.
2	Member of the Audit Committee.
3	Member of the Technical and Corporate Responsibility Committee.
4	Member of the Human Resources and Compensation Committee.
5	Member of the Corporate Governance and Nominating Committee.
6	Mr. Daniel Adam was nominated Vice-President, Exploration on February 25, 2013.
7	Mr. Christian Bourcier was appointed Vice-President, Operations on January 11, 2016.
8	Ms. Nicole Veilleux was appointed Vice-President, Finance on September 25, 2014.
9	Ms. Anne Day was appointed Senior Vice-President, Investor Relations on February 21, 2017.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 55

The Corporation does not have any other committees other than those mentioned above.

The above-mentioned individuals have held their principal occupation as indicated beside their respective names during the last five years, with the exception of Mr. Renaud Adams, who, prior to November 17, 2014 worked as President and COO of Primero Mining Corp.; Mr. René Marion, who, prior to November 6, 2013, worked as President and CEO and Director of AuRico Gold; Ms. Elaine Ellingham, who between July 2, 2014 and November 17, 2014 was Interim President and CEO of Richmont Mines; Mr. Daniel Adam, who, prior to February 25, 2013 was General Manager, Exploration at Richmont; Mr. Christian Bourcier who was appointed Vice-President, Operations on January 11, 2016; Ms. Nicole Veilleux, who, prior to September 25, 2014 was the Financial Director for Richmont Mines; Mr. Steve Burleton, who, prior to February 23, 2015 worked as Vice-President, Corporate Development for MBAC Fertilizer Corp.; Ms. Anne Day, who prior to September 15, 2015 worked as Vice-President, Investor Relations for AuRico Gold; and Ms. Mélissa Tardif who, prior to May 9, 2013, was Richmont’s Assistant Corporate Secretary and prior to August 8, 2011, was a lawyer in a property management company.

Each director shall, unless he or she resigns or his or her office becomes vacant for any reason, hold office until the close of the next annual meeting of shareholders or until his or her successor is elected or appointed.

The directors and officers mentioned above own a total of 331,132 common shares of Richmont Mines, which represents 0.52% of the Corporation’s 63,237,424 common shares issued and outstanding as at March 22, 2017.

VII AUDIT COMMITTEE

A.	Audit Committee’s Charter

The audit committee’s charter is set out in Schedule A hereto.

B.	Composition of the Audit Committee

The audit committee is composed of Mr. Michael Pesner, Chairman of the Audit Committee, Mr. Peter Barnes and Ms. Elaine Ellingham. All members of the Audit Committee are independent and financially literate as defined in National Instrument 52-110 Audit Committees (“NI 52-110”).

1.	Relevant Education and Experience

Mr. Pesner is a CPA, CA and is President of Hermitage Canada Finance Inc., a Corporation that specializes in financial advisory services. Previously, Mr. Pesner was a Senior Partner in Financial Advisory Services at the Montreal offices of KMPG, prior to which he was National Executive, Corporate Recovery Partner at KMPG predecessor firm Thorne Ernst & Whinney. Mr. Pesner also serves on the Board of Directors of the following public companies: Quest Rare Minerals Ltd. and Le Château Inc.

Peter Barnes, FCPA, FCA, D.Sc (Econ)., ICD.D - Mr. Barnes has over 25 years of senior management experience and was co-founder of Silver Wheaton Corp. in 2004 and Chief Executive Officer from 2006 to 2011. Mr. Barnes was Executive Vice-President and Chief Financial Officer of Goldcorp Inc. from 2005 to 2006. He is a member of the Institute of Corporate Directors and was a member of the Silver Institute’s Board of Directors from 2009 to 2011. In 2010, Mr. Barnes was honored with the Ernst & Young Entrepreneur of the Year Special Citation Award for Innovative Global Strategies, along with the Pacific region award for Mining and Metals.

Ms. Ellingham is a professional geoscientist with over 25 years of experience in the mining industry. Ms. Ellingham is President of Ellingham Consulting Ltd., a company providing geological and advisory services to international clients. She spent eight years with the Toronto Stock Exchange, from 1997 - 2005, in a number of capacities including National Leader of Mining, and served on the TSX Stock List Committee. Ms. Ellingham was Senior VP, Investor Relations for IAMGOLD Corporation and has a range of experience in mineral exploration, corporate development and investor relations for mining companies including Campbell Resources Inc., Rio Algom Exploration Inc., and St. Joe Canada Inc. Ms. Ellingham is currently a director of Wallbridge Mining Company Limited and Aurania Resources Ltd.

2.	Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has never relied on the exemptions provided in Parts 2 and 3 of NI 52-110 or an exemption from NI 52-110 or any part thereof granted under Part 8 of NI 52-110.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 56

3.	Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, the Board of Directors has never refused to adopt a recommendation of the audit committee with respect to the nomination or compensation of the external auditor.

4.	Pre-Approval Policies and Procedures

The Committee pre-approves all permissible non-audit services and all audit review or other engagements, and advises the Board on compensation, fees and terms for such services provided by the auditors.

5.	External Auditor Service Fees

5.1.	Audit Fees

The aggregate fees billed by the external auditors for audit services for each of the last three financial years are the following:

Nature of services (in CAN$)	2016	2015	2014
Audit services*	194,250	162,750	154,875

*	Includes the audit of the internal controls and financial reporting as required by the Sarbanes-Oxley legislation.

5.2.	Audit-Related Fees

The aggregate fees billed for each of the last three financial years for certification services and related services provided by the external auditors which are reasonably related with the performance of the audit or review of the Corporation’s financial statements are described in the following table:

Nature of services (in CAN$)	2016	2015	2014
Special work	82,425	49,560	46,337

5.3.	Taxation Fees

The aggregate fees billed for each of the last three financial years for the professional services provided by the external auditors with regards to tax compliance, tax advice and tax planning are described in the following table:

Nature of services (in CAN$)	2016	2015	2014
Review quarterly estimate	-	7,025	11,625
Planning and tax advice	3,850	3,288	5,750
Preparation of tax returns	15,750	15,750	13,125

5.4.	All Other Fees

The aggregate fees billed for each of the last three financial years for the products and services provided by the external auditors, other than the services previously stated, are described in the following table:

Nature of services (in CAN$)	2016	2015	2014
Other consultations	1,243	614	869

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 57

VIII LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Corporation is involved in three (3) legal proceeding as of March 22, 2017:

  Against Sterling Oil & Gas Corporation (“Sterling”), who was the propane supplier for the Island Gold Mine. Richmont Mines is suing Sterling for approximately CAN$156,000. The Corporation presented its claim in front of the Superior Court of Justice of Ontario, for a breach of contract that occurred on July 30, 2010. In response to this claim, Sterling is countersuing Richmont Mines for an approximate amount of CAN$365 million, mainly related to the installation and rental of Sterling equipment. Management is of the opinion that the basis of Sterling’s countersuit is unfounded. The trial is expected to be held in 2017.

  On October 6, 2016, Teck Resources (“Teck”) filed a notice of arbitration against Richmont Mines. Teck is claiming that Richmont should pay a 2% NSR on 100% of the value of production on Goudreau claims 1389 and 1390. Richmont is contesting this position since it did not hold 100% of the claims (only 69%, 31% was owned by Joe Wright) at the time the royalty agreement was signed. The arbitration should be held in June 2017.

  Management is of the opinion that the basis of the litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

  Richmont filed a lawsuit against Agrégat RN, its former contractor at the Monique Mine, for an amount of CAN$1,401,910, representing corrective measures that had to be performed by Richmont’s new contractor Richmont has received the defense and counterclaim documents from Agrégat RN for an amount of almost $15,500,000. Management is the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted in the financial statements in this respect. The trial is expected to be held in 2018.

As at March 22, 2017, Richmont Mines is not aware of any other legal proceedings involving the Corporation.

IX REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the common shares of the Corporation is Computershare Trust Corporation of Canada Inc., located at 1500 University Street, Suite 700, Montreal, Quebec H3A 3S8.

X MATERIAL CONTRACTS

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety as well as surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. Instead of receiving one claim in its entirety and mining rights below a depth of 400 metres on two additional claims, the Corporation will now receive three claims in their entirety, and mining rights on three additional claims below a depth of 400 metres. As previously mentioned, under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which is now expected to be finalized in the coming months.

On August 5, 2014, Richmont Mines announced that it has signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party will be acquired by Richmont in return for a 3% Net Smelter Return (“NSR”) royalty that is payable on 100% of the mineral production from the four claims.

The purchase and sale agreement and the royalty agreement were filed on March 17, 2015, under the Corporation’s profile on the SEDAR website at www.sedar.com.

On January 16, 2017, Richmont signed an agreement with Probe to sell an interest of up to 60% in the Monique property. Probe needs to make expenditures in the amount of $0.5 million annually, from January 16, 2018 to January 16, 2021. Subject to completion of the option, the Corporation will transfer to Probe an undivided 60% legal and beneficial interest in the Monique property and the parties will then form a joint venture. Probe will be the operator with all responsibility for the operations of the property. Probe shall be responsible for the remediation of all surface and environmental disturbances resulting from all activities on the property. The parties shall be responsible for the closure liabilities up to $1.5 million on a pro rata basis and Richmont will be solely responsible for any liabilities in excess of such amount.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 58

On March 7, 2017, Richmont signed an agreement with Chalice Gold Mines Inc. (“Chalice”) to grant the sale and exclusive right and option to acquire a 70% participating interest in and to the Chimo Group of properties (Chimo Boyd, Simon Ouest, Chimo, Chimo Centre, Simon Est). Chalice needs to make payments of $200,000 as follow:

$25,000 on December 13, 2016

$50,000 prior to December 31, 2017

$50,000 prior to December 31, 2018

$65,000 prior to December 31, 2019

$10,000 on the completion date

Chalice also needs to make minimum exploration expenditures of $3,100,000 on the claims as follow:

$700,000 prior to December 31, 2017

$700,000 prior to December 31, 2018

$700,000 prior to December 31, 2019

$1,000,000 prior to December 31, 2020

Subject to completion of the option, the Corporation will transfer to Chalice an undivided 70% legal and beneficial interest in the Chimo Group of properties. Chalice will grant a 1% NSR to Richmont.

XI CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as indicated below, no nominee for election as director:

(a)	is, on the date of the AIF, or has been, within ten years prior to this date, a director, chief executive officer or chief financial officer of a corporation (including the Corporation in respect of which the AIF is being prepared) which was subject to a cease trade order or an order similar to a cease trade order, or an order that denies the corporation access to any exemption under securities legislation, issued:

	(i)	while the nominee was acting in the capacity as director, chief executive officer or chief financial officer; or

	(ii)	after the nominee ceased to act in the capacity as a director, chief executive officer or chief financial officer and arising from an event that occurred while he or she acted in this capacity;

During July 2015, two putative securities class action lawsuits (the “Complaints”) were filed against Silver Wheaton Corp. (“Silver Wheaton”) in the U.S. District Court for the Central District of California in connection with the receipt of a proposal letter from the Canada Revenue Agency which was proposing to reassess the Company under the transfer pricing provisions contained in the Income Tax Act (Canada). On October 19, 2015, the Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against Silver Wheaton, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice-President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. On December 18, 2015, the Plaintiff filed a consolidated amended complaint (the “Amended Complaint”). The Amended Complaint alleges, among other things, that the Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about Silver Wheaton’s business, operations, prospects and performance in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Specifically, the Amended Complaint focuses on the reassessments by the Canada Revenue Agency. The Amended Complaint does not specify a quantum of damages. The Amended Complaint purports to be brought on behalf of persons who purchased or otherwise acquired Silver Wheaton’s securities during an alleged class period of March 30, 2011 to July 6, 2015. At a hearing on June 6, 2016, the Court denied the Defendants’ motion to dismiss. A denial of such a motion is not a ruling on the merits of the claims in the lawsuit. The Plaintiff has moved to certify the purported class. No trial date has been set. Silver Wheaton believes the allegations are without merit and intends to vigorously defend against this matter. Mr. Barnes ceased as an employee of Silver Wheaton in April 2011.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 59

Mr. Pesner was a director of Liquid Nutrition Group Inc. until June 3, 2015. Subsequently, on June 12, 2015, certain securities commissions issued cease trade orders against Liquid Nutrition Group Inc. for default of filing its interim financial statements and management’s discussion and analysis for the interim period ended March 31, 2015.

Michael Pesner was a director of Quest Rare Minerals Ltd. ("Quest") when on January 31, 2017 the Autorité des marchés financiers issued a management cease trade order (the "MCTO") against the management and the board of directors of Quest. The MCTO was issued in connection with Quest filing an annual information form for its fiscal year ended October 31, 2016 that was not compliant with Regulation 51-102 respecting Continuous Disclosure Obligations (Quebec) and a technical report not compliant with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (Quebec). The MCTO was lifted on March 14, 2017 following the filing of the required disclosure documents by Quest on March 10, 2017.

(b)	is, on the date of the AIF, or has been, within the last ten years prior to this date, a director or an executive officer of a corporation (including the Corporation in respect of which the AIF is being prepared) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	within the last ten years before the date of the AIF, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Mr. Michael Pesner was a director of Prestige Telecom Inc. and he resigned from the Board of Directors on May 25, 2011. Subsequently, in November 2011, Prestige Telecom Inc. filed a notice of intention to file a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On March 29, 2012, Prestige Telecom Inc. received a final order from the Quebec Superior Court ratifying the proposal which had been approved at the meeting of its creditors which took place on March 6, 2012.

No nominee for election as a director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered material by a reasonable investor who has to decide whether it is appropriate to vote for a nominee for election as director.

XII EXPERTS’ INTERESTS

Raymond Chabot Grant Thornton LLP has advised Richmont Mines that it is independent of Richmont Mines within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants.

InnovExplo Inc. and Soutex Inc. have advised Richmont Mines that they are independent of Richmont Mines and their representatives involved in the completion of the Island Gold PEA are qualified and independent persons as defined in NI 43-101.

Mr. Marc-André Lavergne, Mr. Louis Nkoy, Mr. Bernard Salmon, Mr. Raynald Vincent, Mr. Léon Grondin Leblanc, and Mr. Daniel Adam, employees of Richmont Mines and each a “qualified person” within the meaning of NI 43-101, have not received any direct or indirect interest in the property of Richmont Mines or of any associate or affiliate of Richmont Mines. As at the date hereof, to the best of the knowledge of management each of the aforementioned individuals beneficially own, directly or indirectly, less than 1% of the securities of Richmont Mines.

XIII ADDITIONAL INFORMATION

Additional information regarding the Corporation may be obtained under the Corporation’s profile on the SEDAR website at www.sedar.com and on the Corporation’s website at www.richmont-mines.com. Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Corporation’s information circular for its most recent annual meeting of shareholders that involved the election of directors.

Additional financial information is provided in the Corporation’s financial statements and management’s discussion & analysis for the year ended December 31, 2016.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 60

SCHEDULE A

AUDIT COMMITTEE CHARTER

RICHMONT MINES INC.

AUDIT COMMITTEE DESCRIPTION

The Audit Committee of Richmont Mines Inc. (the “Corporation”) is a standing committee of the Board of Directors whose primary function is to carry out a detailed and thorough review of financial audit matters, to be responsible for the oversight of the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Corporation (including resolution of disagreements between management and the auditor regarding financial reporting), to consider and approve related party transactions and to offer the Corporation’s auditors, shareholders and employees a direct link to the non-executive directors. This Committee will assist the Board in fulfilling its oversight responsibilities by reviewing the financial information which will be provided to the shareholders and others, the internal control structure, the audit process, and adherence to applicable laws and regulations. In carrying out its duties, the Committee will apply reasonable materiality standards to all matters under review.

The Committee members shall meet the requirements of the Ontario Securities Commission (the “OSC”), the Toronto Stock Exchange (the “TSX”), the SEC and the NYSE. The Audit Committee shall consist of at least three (3) Directors. All members of the Audit Committee shall be “independent” in accordance with the NI 52-110, the rules of the Company Guide and Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended. All members must be able to read and understand fundamental financial statements, the Chair of the Audit Committee shall be “financially literate” as set forth in NI 52-110 and at least one member of the Committee must qualify as an Audit Committee Financial Expert as defined from time to time by the TSX, the NYSE or the SEC. Mr. Michael Pesner qualifies as an Audit Committee Financial Expert.

The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of “accounting or related financial management expertise” is the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with generally accepted accounting principles.

The members of the Committee shall be elected by the Board at its first meeting following the annual shareholders’ meeting. Unless a Chairman is elected by the full Board, the members of the Committee shall designate a Chairman by a majority vote of the full Committee membership.

The Committee shall meet at such times and at such locations as designated by the Chairman, or whenever a meeting is requested by a member. A written notice of meeting shall be given to each member at least forty eight (48) hours before each meeting. Unless otherwise designated by the Chairman, all Committee meetings shall take place in Montreal or Toronto.

The Committee shall meet at least quarterly. No meeting shall be held unless a quorum of members is present. A majority of the members shall constitute quorum. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. The meetings may be in person or by telephone.

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The resources of the Corporation shall be available to the Committee to carry out its duties and, if need be, the Committee may (at the Corporation’s cost) take external professional advice and invite outsiders with relevant experience to attend if necessary.

AUDIT COMMITTEE MANDATE

1)	The Committee shall recommend to the Board the engagement and retention of the external auditors, evaluate the auditors’ performance and qualifications and be directly responsible for the oversight of their work. The Committee will also periodically consider the independence of the auditors, including an annual review of any non-audit services provided and related fees. This evaluation and review should include the evaluation and review of the lead partner of the auditing firm including such partner’s regular rotation as required by law. In making its evaluations, the Audit Committee should take into account the opinions of management and especially the personnel responsible for its internal financial control, and shall present its conclusions to the Board.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 61

2)	The Committee shall pre-approve all permissible non-audit services and all audit, review or other engagements, and advise the Board on compensation, fees and terms for such services provided by the auditors. The Committee shall establish policies and procedures as warranted for the pre-approval of services by the auditors and review such proposed services on a periodic basis. The Audit Committee shall also consider whether the auditor’s performance of permissible non-audit services is compatible with the auditor’s independence. The Audit Committee shall also review with the auditor any written statement from the auditor concerning any relationships between the auditor and the Corporation or any other relationships that may adversely affect the independence of the auditor.

3)	The Committee shall discuss with the auditors during the year before the annual audit commences, the nature, scope and timing of the audit and ensure coordination if more than one audit firm is involved.

4)	The Committee shall inquire of management, the auditors, the Chief Financial Officer, the Vice-President, Finance and the Chief Executive Officer about significant financial risks or exposures to loss or liability and the steps that the management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

5)	The Committee shall consider, in consultation with the auditors, the Chief Financial Officer and the Vice-President, Finance the scope and budget of the annual audit to ensure completeness of coverage, reduction in redundant efforts, and the effective use of audit resources.

6)	With respect to the annual external audit of the Corporation, the Committee shall review with the Chief Financial Officer, Vice-President, Finance, management and the auditors:

	a)	The Corporation’s annual financial statements and accompanying notes and the auditors’ report thereon, including the Corporation’s specific disclosures under related “Management Discussion and Analysis” in its report and on Form 40-F, and in all other comparable disclosures required under the Corporation’s public filings, related press releases, the adequacy of the Corporation’s internal controls including management’s evaluation of and report on the Corporation’s disclosure controls and procedures and internal controls, any significant recommendations the auditors and management may offer to improve disclosure controls and procedures and internal controls, major judgmental areas, and significant adjustments resulting from the audit;

	b)	Any significant reserves or resources, accruals or estimates which may have a material impact on the financial statements, including Mineral Reserves and Resources and it should be reviewed with members of the Technical and Corporate Responsibility Committee;

	c)	Any difficulties or disputes with management encountered by the auditors during the course of the audit, including any restrictions on the scope of the auditors’ work or access to required information and any instances of second opinions sought by management;

	d)	Management letters to the auditors;

	e)	Other matters related to the conduct of the audit, including the adequacy of the Corporation’s internal controls and any significant findings during the year and management’s responses thereto;

	f)	Review any material related party transactions; and

	g)	Review the performance of the Corporation’s internal accounting department and provide a direct line of communication between that department, the auditors and the Board of Directors.

7)	Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the financial statements in the Corporation’s Annual Report, in Form 40-F, and in other related public filing documents that require approval of the Board of Directors including press releases.

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 62

8)	With respect to the unaudited quarterly reports of the Corporation, the Committee shall consider and review with management, the Chief Financial Officer, and the Vice-President, Finance:

	a)	The Corporation’s quarterly financial statements and accompanying notes, including the Corporation’s specific disclosures under related “Management Discussion and Analysis" in its report and in all other comparable disclosures required under the Corporation’s public filings, related press releases, the adequacy of the Corporation’s internal controls including management’s evaluation of and report on the Corporation’s disclosure controls and procedures and internal controls, any significant recommendations management may offer to improve disclosure controls and procedures and internal controls, and major judgmental areas;

	b)	Any significant reserves, accruals or estimates which may have a material impact on the financial statements, including Mineral Reserves; and

	c)	Review any material related party transactions.

Following its review, the Committee shall provide a recommendation to the Board for the inclusion of the unaudited quarterly statements in the quarterly reports and in other related public filing documents that require approval of the Board of Directors including press releases.

9)	The Committee shall consider with management and the auditors the possible impact of any pending changes in accounting standards or Regulations or any significant changes in the Corporation’s accounting policies.

10)	The Committee shall meet as needed with the Richmont’s In House Legal Counsel and Corporate Secretary to review legal and regulatory matters, including any material pending legal proceedings involving the Corporation and any reports received from regulators that may have a material impact on the Corporation’s financial statements, environmental compliance and financial liabilities or reserves.

11)	The Committee shall meet periodically with the auditors in separate executive sessions, without any member of senior management present, to discuss any matters that they or the Committee believe should be discussed privately with the Committee.

12)	The Committee shall report its actions to the Board of Directors with such recommendations as the Committee may deem appropriate. Minutes will be taken for each Committee meeting which will be approved at its next meeting.

13)	The Committee shall review with the Chief Financial Officer and the Vice-President, Finance, Richmont’s In House Legal Counsel and Corporate Secretary, and the auditors, as appropriate, the results of their review of the Corporation’s Code of Ethics for Financial Reporting Employees and other internal policies having application.

14)	The Committee shall, if appropriate, review any letter to be included in the Annual Report that describes the Committee’s composition and responsibilities and how such were discharged.

15)	The Committee shall consult as required with the Corporation’s Human Resources Compensation Committee with respect to compensation of the Board Chairman and senior executives.

16)	Other responsibilities of the Committee shall include:

	a)	Reviewing and approving the Corporation’s hiring policy regarding employees and former employees of the present and former external auditor of the Corporation;

	b)	Reviewing the appointment and termination of the Chief Financial Officer and the Vice-President, Finance;

	c)	Reviewing the adequacy of this Audit Committee Charter annually and evaluate the performance of the Audit Committee every two (2) years, and recommend such changes in the Charter as the Audit Committee may determine from time to time are appropriate;

	d)	Orientation and training as needed for members of the Committee;

	e)	Reviewing with management and the auditors the potential risks facing the Corporation, the steps management is taking to mitigate such risks, and the adequacy of public disclosure of these risks; and

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 63

	f)	Receiving, considering and responding to Whistle-blower complaints received by the Corporation regarding questionable accounting or auditing matters and internal accounting controls, and in that connection:

		i)	Providing for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters, or internal accounting controls;

		ii)	If warranted, conducting investigations of management and others to determine the merits of any such concerns;

		iii)	Retaining independent legal counsel and other advisors if warranted to assist the Committee in connection with any such investigation;

		iv)	Making recommendations for any remedial action to be taken by the Corporation, if warranted, to correct any questionable accounting or auditing matter; and

		v)	If material, recommending the disclosure both to the public and to appropriate regulatory agencies of the results of any such investigation and any remedial action to be taken by the Corporation in response thereto;

		vi)	Oversight of fraud prevention programs;

		vii)	Oversight of cyber security risk program.

17)	The Committee shall perform such other duties and responsibilities as may be assigned to it from time to time by the Board

18)	The Committee shall circulate approved minutes of its meetings to all members of the Board.

ADOPTION

This charter description was amended and approved by the Board on: February 17, 2017

RICHMONT MINES INC.	ANNUAL INFORMATION FORM | Page 64